As filed with the Securities and Exchange Commission on November 25, 2013

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bitauto Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

(86-10) 6849-2345

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter X. Huang, Esq.	Alan Seem, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Shearman & Sterling LLP
30/F, Tower 2, China World Trade Center	Five Palo Alto Square, 6th Floor
No. 1 Jian Guo Men Wai Avenue	3000 El Camino Real
Beijing 100004	Palo Alto, California 94306-2155
The People’s Republic of China	United States of America
+86 (10) 6535-5500	+1 650 838 3600

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, par value US$0.00004 per share(1)(2)	100,000,000(3)	US$12,880

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-170313). Each American depositary share represents one ordinary share.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November     , 2013

PRELIMINARY PROSPECTUS

                 American Depositary Shares

Bitauto Holdings Limited

Representing                      Ordinary Shares

We are offering                      American Depositary Shares, or ADSs, and the selling shareholder identified in this prospectus is offering an additional                      ADSs. Each ADS represents one ordinary share, par value US$0.00004 per ordinary share. We will not receive any proceeds from the ADSs sold by the selling shareholder.

Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “BITA.” The last reported sale price of our ADSs on November 22, 2013 was US$34.07 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 12.

PRICE US$         PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per ADS
Total

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of                      additional ADSs.

The underwriters expect to deliver the ADSs to purchasers on                 , 2013.

Credit Suisse	Morgan Stanley

The date of this prospectus is             , 2013

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus.

We incorporate by reference the document listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 26, 2013.

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, including current reports on Form 6-K that we file with the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus, are incorporated by reference.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to: Bitauto Holdings Limited, New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China, +86 (10) 6849-2345, Attention: Chief Financial Officer.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and special purpose entities, or SPEs;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00004 per share, and “preference shares” refers to our Series A preference shares, Series B preference shares, Series C preference shares, Series D-1 preference shares and Series D-2 preference shares, par value US$0.00004 per share, all of which were automatically converted into our ordinary shares upon the completion of our initial public offering in November 2010.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from the quarterly reports, referred to in this prospectus as the iResearch Reports, which we commissioned iResearch Consulting Group, or iResearch, an independent market research firm, to provide, and which contain information on the industry in which we operate, including our market position in that industry.

Our Business

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with comprehensive up-to-date information on new and used automobile pricing, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical websites in China for new automobile pricing information in the third quarter of 2013; our taoche.com website is the largest used automobile vertical website in China in terms of unique visitors in the third quarter of 2013, according to iResearch. We also distribute our dealer customers’ automobile pricing and promotional information through more than 600 internet service provider partners as of September 30, 2013, including Tencent, Netease and Qihoo 360. As a result, our automotive database and content had broad consumer reach to China’s internet users.

We manage our businesses in four segments, namely, bitauto.com advertising business, EP platform business, taoche.com business and digital marketing solutions business. Our bitauto.com advertising business offers automakers and dealers a variety of advertising services through our bitauto.com website, and mobile applications, which provide consumers with comprehensive up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website, mobile applications and partners. We also provide advertising services to automakers with certified pre-owned automobile programs and used automobile dealers on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide customer base of dealers in China. Our new automobile dealer subscribers increased from 3,512 in 2010 to 6,302 in 2011 and to 9,900 in 2012, while our used automobile listing customers increased from 1,409 in 2010 to 1,759 in 2011 and to 3,084 in 2012. Our new automobile dealer subscribers increased to 12,589 in the nine months ended September 30, 2013, while our used automobile listing customers increased to 5,159 in the nine months ended September 30, 2013.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of domestic and international automobile manufacturers and their joint ventures, 65 placed advertisements on our bitauto.com website in the nine months ended September 30, 2013. Our diverse customer base of automakers and dealers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

We generate revenues from the following sources:

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	new automobile dealer subscription services through our proprietary EP platform for our customized dealer subscription service packages;

•	advertising fees from our taoche.com website through selling advertisements mainly to automakers with certified pre-owned automobile programs and used automobile dealers;

•	used automobile dealer listing fees on our taoche.com website;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns and project-based fees; and

•	performance-based rebates from our media vendors.

In November 2013, we entered into a framework agreement to establish a joint venture with Kelley Blue Book, www.kbb.com, (“KBB”), a leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China. The joint venture is expected to draw on our deep understanding of the local market and solid customer base within China’s used car market, Kelley Blue Book’s 87-year history of providing vehicle values, and CADA’s unique position in the industry, as well as its exclusive access to extensive data on China’s used car market. Once established, the joint venture is intended to provide nationwide used vehicle valuation services on the internet or via mobile applications to consumers, automakers and auto dealers, as well as insurance, finance and other automotive-related companies that seek used vehicle valuations. We do not expect to fully establish the joint venture until the second half of 2014.

Our revenues from continuing operations were RMB458.1 million, RMB670.0 million and RMB1.1 billion (US$172.7 million) in 2010, 2011 and 2012, respectively. Under IFRS, we had a loss of RMB1.2 billion, profit of RMB87.2 million and profit of RMB135.2 million (US$22.1 million) in 2010, 2011 and 2012, respectively, from our continuing operations. The loss in 2010 was primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. All preference shares were automatically converted into our ordinary shares upon the completion of our initial public offering in November 2010. Our revenues increased by 36.1% from RMB702.0 million in the nine months ended September 30, 2012 to RMB955.7 million (US$156.2 million) in the nine months ended September 30, 2013. Under IFRS, our profit increased by 99.9% from RMB73.3 million in the nine months ended September 30, 2012 to RMB146.5 million (US$23.9 million) in the nine months ended September 30, 2013. The increase in our profit in 2011, 2012 and the nine months ended September 30, 2013 were primarily attributable to our business scalability and management efficiency.

Our Industry

China has experienced, and is expected to continue to experience, solid growth in the automobile market. Such growth has been driven by sustained macroeconomic growth, continued urbanization and increasing personal disposable income. China has become the world’s largest automobile market based on domestic new automobile sales volume, according to CADA. However, China’s automobile market remains underpenetrated as compared to developed countries. According to the National Bureau of Statistics of China, or NBSC, as of the end of 2012, there were 121 million automobiles in China, compared with 249 million automobiles in the United States, according to the National Automobile Dealers Association.

New automobile sales volume in China has grown at a CAGR of 12.3% from 13.6 million units in 2009 to 19.3 million units in 2012, according to the China Association of Automobile Manufacturers, or CAAM. Used automobile sales have also exhibited strong growth in the past three years, with sales volume in China having grown at a CAGR of 12.8% from 3.3 million units in 2009 to 4.8 million units in 2012, according to CADA. The used automobile market in China is expected to grow at a fast pace in the coming years, driven by, among other factors, a large reserve of approximately 121 million units of used cars in China as of the end of 2012, according to NBSC.

Along with the significant growth in the consumer automobile market is a large and growing internet population that is increasingly using online channels as a source of automotive information. According to iResearch, the internet population in China reached 564 million in 2012, representing a CAGR of 13.7% from 2009, and is expected to grow at a CAGR of 7.8% from 2012 to 2015 to reach 707 million in 2015. Correspondingly, peak monthly unique visitors to automobile-related websites in China have grown from 140 million in 2009 to 258 million in 2012, representing a CAGR of 22.6%, and are expected to further grow to 339 million in 2015, representing a CAGR of 9.5% from 2012, according to iResearch.

The solid growth in the automobile market and the increasing usage of automobile-related websites and mobile applications from a large internet user base in China have led to a significant and active online automobile advertising market. According to iResearch, China’s online automobile advertising market size grew from RMB 1.4 billion in 2009 to RMB 5.3 billion in 2012, representing a CAGR of 53.9%, and is expected to further grow to RMB 11.8 billion in 2015, representing a CAGR of 30.8% from 2012. We believe this trend has created, and will continue to maintain, attractive market opportunities for online automobile companies with an established user base and a wide range of services for automobile manufacturers and dealers.

Our Strengths

We believe that the following strengths have contributed to our success and differentiate us from our competitors.

Comprehensive and in-depth automotive database and content

We believe we provide the most comprehensive and up-to-date online database and content regarding the Chinese automotive industry, including new and used automobiles available in China. In the first nine months of 2013, we had approximately 8 million listings of new automobile pricing information, more than 3 million listings of new automobile promotional information, and approximately 700,000 used automobile listings. Automobile pricing information in our database is updated regularly by dealers, which provides users of our services with the latest pricing information. We also provide other automotive database and content, such as automobile specifications and features, reviews, customer feedback, automobile-related pictures and video clips. In the first nine months of 2013, our database and content covered more than 8,300 new automobile models, more than 1,300 used automobile models, and approximately 27,000 automobile dealers’ business and contact information. We believe our joint venture with KBB and CADA will allow us to further strengthen our automotive database and content by providing nationwide used vehicle valuation services,

Broad consumer reach

We distribute our dealer customers’ automobile pricing and promotional information through our bitauto.com and taoche.com websites and mobile applications, as well as through more than 600 internet service provider partners, including Tencent, Netease and Qihoo 360. Our bitauto.com website was the most visited automotive vertical websites in China for new automobile pricing information in the third quarter of 2013, according to iResearch.

Proprietary marketing and online customer relationship management platform

Our EP platform provides web-based and mobile-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com website, mobile applications and our partners, which is focused on used car listings.

Nationwide dealer and automaker service network

Our sales and service representative network expanded to 140 cities as of September 30, 2013. We have established a nationwide dealer customer base in China, including 12,589 new automobile dealer subscribers and 5,159 used automobile listing customers for the nine months ended September 30, 2013. In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 65 placed advertisements on our bitauto.com website in the nine months ended September 30, 2013. As of September 30, 2013, we had more than 1,200 sales, marketing and customer support employees located in 140 cities.

Seasoned management team with extensive industry knowledge and proven execution capabilities

We have a seasoned management team with strong operational experience and extensive industry expertise. Under their leadership, we have cultivated strong relationships with numerous participants in China’s automotive and internet industries and have successfully launched various product and service offerings to effectively address our customers’ needs. We believe that our seasoned management team has contributed significantly to our past success and will continue to lead our future growth.

Out Strategies

We intend to leverage our existing strengths and pursue the following strategies:

Broaden our service offerings and enhance our service capabilities

In order to meet our customers’ evolving needs, we strive to provide the best services to dealers and automobile buyers by developing more enhanced products and further broadening our database and content offerings. We plan to focus on expanding our dealer subscription and listing services and optimizing our EP platform and applications on our taoche.com website.

Execute multi-faceted mobile strategy and monetize mobile traffic

We plan to expand our database and content offering into new or enhanced mobile sites and applications, capture transaction demands and enhance general sales lead generation through our mobile products. We have launched a few mobile sites and applications and plan to further develop our mobile database and content through enhancing our mobile sites and applications for various mobile operating systems, including iOS and Android, and developing new features and functions for our mobile sites and applications. By improving our existing mobile applications and developing more mobile applications, we seek to engage more mobile users and monetize customer traffic in the future. Our mobile strategy has been well-received by our customers and users. During the first nine months in 2013, we had 11 million downloads and activations of our mobile applications. During the third quarter of 2013, approximately 24% of sales leads were generated from our mobile sites or applications.

Promote our brand image to increase our consumer and industry influence

We plan to continue to promote our brand image to increase awareness of our brands among consumers and in the automotive industry in general, especially with respect to our desktop and mobile products. We intend to enter into partnership with high-profile websites or industry networks and continue engaging in promotional and advertising campaigns.

Capitalize on the fast-growing used automobile market

We intend to capitalize on China’s fast-growing used automobile market by continuing to invest in our taoche.com business and continuing to develop taoche.com as a leading used car vertical website. Specifically, we plan to enhance our service offerings to used car dealers, increase our used automobile listings, and offer subscription packages with value-added services. As our joint venture with KBB and CADA grows, we plan to start offering valuation and related services to automakers, dealers and other industry participants.

Expand our partner network and pursue strategic acquisitions and joint ventures

Based on our success achieved through partnering with other websites, we plan to continue to strengthen our cooperation with our current partners and media vendors while seeking to establish new relationships. We will also continue to explore opportunities for strategic cooperation with third parties, including acquisitions and joint ventures.

Risks Associated with Our Business

Our ability to realize our business objectives and execute our strategies is subject to many risks and uncertainties, including those relating to our ability to:

•	implement our business model and strategies and adapt and modify them as needed;

•	maintain and expand our customer base among automakers and automobile dealers and increase our brand recognition in China’s automotive industry;

•	anticipate the evolving needs of used automotive industry and offer services that effectively address these needs;

•	increase our brand recognition among general internet users;

•	anticipate and adapt to evolving economic conditions, changes in China’s automotive and internet marketing industries as well as the impact of competitive market dynamics; and

•	manage our growth effectively and efficiently.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.

(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.

(3)	Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia are the registered owners of 16%, 16%, 16%, 16%, 16%, 8%, 6% and 6% equity interest in BEAM, respectively. In 2013, all the registered owners of BEAM entered into certain agreements to transfer all their equity interest in BEAM to Bin Li, Weihai Qu and Jingning Shao. After the equity transfer, Bin Li, Weihai Qu and Jingning Shao hold 80%, 19% and 1% equity interest in BEAM, respectively. We are in the process to register the equity transfers with the local branch of the State Administration for Industry and Commerce.

(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.

(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.

(6)	Beijing Taoche Information Technology Company Limited (formerly known as You Jie Wei Ye (Beijing) Culture Media Company Limited) is 80% owned by CIG and 20% owned by BBIT.

(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

Corporate Information

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

THE OFFERING

Offering price	US$

ADSs offered	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

ADSs offered by the selling shareholder	ADSs

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full)

The ADSs	Each ADS represents one ordinary share, par value US$0.00004 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which was filed as an exhibit to our registration statement on the Form F-6 filed on November 3, 2010.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, potential mergers and acquisitions or strategic alliances, and other general and administrative matters.

Lock-up	We, our directors, executive officers, principal shareholders and the selling shareholder have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares for 90 days after the date of this prospectus. See “Underwriting.”

NYSE symbol	BITA.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2013.

Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Summary Consolidated Financial Data

You should read the following information in conjunction with our annual report on Form 20-F for the year ended December 31, 2012, and our consolidated financial statements and related notes, and other financial information, included elsewhere or incorporated by reference in this prospectus. The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere or incorporated by reference in this prospectus. Our summary consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and our consolidated statements of financial position data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements for the relevant periods incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on April 26, 2013.

Our summary unaudited interim condensed consolidated statements of comprehensive income data for the nine months ended September 30, 2012 and 2013 and our unaudited interim condensed consolidated statements of financial position data as of September 30, 2013 were derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. Our unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results do not necessarily indicate our results expected for any future periods.

Summary Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and per share data)
Continuing Operations
Revenue	458,105	669,954	1,056,906	172,697	702,029	955,719	156,163
Bitauto.com advertising business	291,128	463,297	840,573	137,349	318,942	468,488	76,550
EP platform business	—	—	—	—	231,211	331,727	54,204
Taoche.com business	19,013	28,143	21,624	3,533	16,983	13,735	2,244
Digital marketing solutions business	147,964	178,514	194,709	31,815	134,893	141,769	23,165
Cost of revenue	(148,701)	(213,770)	(292,151)	(47,737)	(198,477)	(234,109)	(38,253)

Gross profit	309,404	456,184	764,755	124,960	503,552	721,610	117,910
Selling and administrative expenses(1)	(212,002)	(347,734)	(557,355)	(91,071)	(381,896)	(506,426)	(82,749)
Product development expenses	(29,778)	(36,635)	(53,795)	(8,790)	(36,113)	(68,410)	(11,178)

Operating profit	67,624	71,815	153,605	25,099	85,543	146,774	23,983
Other income	5,358	24,840	6,580	1,075	1,061	8,404	1,373
Other expenses	(1,346)	(2,372)	(7,280)	(1,190)	(3,087)	(5,472)	(894)
Changes in fair value of derivative component of convertible preference shares	(1,270,702)	—	—	—	—	—	—
Interest income	618	3,963	5,535	904	3,486	6,886	1,125
Interest expense	(993)	(1,238)	(3,772)	(616)	(2,362)	(673)	(110)
Finance costs on convertible preference shares	(9,355)	—	—	—	—	—	—
Changes in fair value of financial assets	—	—	(267)	(44)	(166)	—	—
Share of (losses)/profits of an associate and a joint venture	—	(77)	(316)	(52)	75	2,171	355

(Loss)/profit before tax from continuing operations	(1,208,796)	96,931	154,085	25,176	84,550	158,090	25,832
Income tax expense	(13,185)	(9,758)	(18,923)	(3,092)	(11,272)	(11,588)	(1,893)
(Loss)/profit from continuing operations	(1,221,981)	87,173	135,162	22,084	73,278	146,502	23,939

(Loss)/profit for the year(2)	(1,273,291)	87,173	135,162	22,084	73,278	146,502	23,939
Total comprehensive (loss)/income(3)	(1,247,878)	58,696	134,575	21,989	76,733	135,687	22,171

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(36.74)	2.11	3.40	0.56	1.84	3.70	0.60
Diluted	(36.74)	2.06	3.33	0.54	1.81	3.53	0.58
(Loss)/profit per share attributable to ordinary shareholders
Basic	(38.29)	2.11	3.40	0.56	1.84	3.70	0.60
Diluted	(38.29)	2.06	3.33	0.54	1.81	3.53	0.58
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	15,987,475	41,233,110	39,757,311		39,866,298	39,560,462
Diluted	15,987,475	42,408,833	40,571,361		40,574,585	41,460,600

(1)	Including share-based payments of RMB7.5 million, RMB18.7 million, RMB13.3 million, RMB8.6 million and RMB12.1 million (US$2.0 million) in 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. Also including non-capitalized initial public offering expenses of RMB4.8 million in 2010.

(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.

(3)	Including (loss) profit for the year, foreign currency exchange differences net of tax of nil and net gain/(loss) on available-for-sale financial instrument net of tax of nil.

The following table sets forth our summary consolidated statements of financial position data as of December 31, 2010, 2011 and 2012 and September 30, 2013.

	As of December 31,				As of September 30,
	2010	2011	2012		2013
Summary Consolidated Statements of Financial Position Data	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)
Assets
Current assets	1,137,963	1,159,200	1,222,846	199,811	1,498,788	244,900
Non-current assets	37,733	142,120	200,935	32,833	194,801	31,830

Total assets	1,175,696	1,301,320	1,423,781	232,644	1,693,589	276,730

Liabilities
Current liabilities	352,283	405,760	428,685	70,046	547,078	89,391
Non-current liabilities	—	9,698	7,292	1,192	5,487	897

Total liabilities	352,283	415,458	435,977	71,238	552,565	90,288

Total equity	823,413	885,862	987,804	161,406	1,141,024	186,442

Total liabilities and equity	1,175,696	1,301,320	1,423,781	232,644	1,693,589	276,730

The following table sets forth our summary operating data for the periods indicated:

	For the Years Ended December 31,			For the Nine Months Ended September 30, 2013
	2010	2011	2012
Bitauto.com advertising business
Number of advertising dealer customers	1,124	1,581	2,248	2,671
Number of advertising automaker customers	59	63	60	65
EP platform business
Number of EP platform subscribers(1)	3,512	6,302	9,900	12,589
Taoche.com business
Number of advertising customers	248	411	539	575
Digital marketing solutions business
Number of automaker customers	12	22	21	25
Number of recurring automaker customers	10	11	17	18

(1)	Our EP platform was developed based on our previous Easypass platform in 2012 and has grown into an automobile marketing and CRM platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management oversees and monitors the EP platform services as a separate business segment in 2013.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry and the increased internet penetration among the general population in China.

We generate a significant portion of our revenues from providing internet marketing services to automakers and automobile dealers. However, internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer traditional print and broadcast media and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user’s screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

Internet usage in China is limited among the general population. China has a relatively low penetration rate compared to most developed countries. The relatively high cost of internet access may limit the increase in internet penetration rate in China. The relatively underdeveloped telecommunications infrastructure and capacity constraints may further impede the development of the internet to the extent that users experience delays, transmission errors and other difficulties. In addition, China has only recently developed the internet as a commercial medium and as a result, our internet marketing business is subject to many uncertainties, which could materially and adversely affect our business prospects, financial condition and results of operations.

Our dealer service delivery model is relatively new in China, and if we cannot attract enough dealers to subscribe to such service, we may not be able to sustain our revenue growth and operating profit.

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our EP platform, designed for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the subscribers of our EP platform services. Our EP platform was developed in 2012 based on our previous Easypass platform and has grown into an automobile marketing and customer relationship management, or CRM, platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com (formerly ucar.cn) website and our partners through our applications on our taoche.com website, which is focused on used car listings. These products are internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, our EP platform and applications on our taoche.com website enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partner websites. We may pay a fixed fee to our partners for space on their websites in order to extend the consumer reach of our automotive database and content and to attract dealers to subscribe to our EP platform and applications on our taoche.com website. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of internet users in China grows. If we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our internet marketing services. If such free offerings fail to attract enough visitors to our websites or automakers and dealers to use our services, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other portals, listings by our dealer customers are placed on our partners in addition to our own websites. Our partners that distribute dealers’ listing information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in trade shows and other branding events. In June 2011, we entered an agreement with Baidu, Inc., the leading Chinese language internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. We have renewed our agreement with Baidu, Inc. in 2013. The current agreement has a term of 11 months starting from August 1, 2013. We are the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform, and provide selected auto-related content such as auto listings, pictures, reviews, and dealer information to enhance Baidu’s Aladdin-enabled search research results, which display real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu exclusively displays relevant content provided by us in the Aladdin-enabled section of the search results page. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services. Our branding efforts, including our cooperation arrangement with Baidu and Qihoo 360, have had a positive impact on our brand awareness with noticeable increases in traffic to our bitauto.com website.

While we plan to continue to enhance our brand recognition, we may not always be able to achieve expected results or do so in a short period of time. If this happens, our business prospects, financial condition and results of operations may be materially adversely affected.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2010, 2011 and 2012, revenues from the top three customers in each period accounted for approximately 23.5%, 18.1% and 13.9%, respectively, of our total revenues from continuing operations. In the nine months ended September 30, 2012 and 2013, revenues from the top three customers in each period accounted for approximately 13.0% and 11.4%, respectively, of our total revenues from continuing operations. In particular, FAW Mazda Motor Sales Co., Ltd., or FAW Mazda, a China-based joint venture automaker, was our largest customer in 2010, 2011 and 2012, but not for the nine months ended September 30, 2013. FAW Mazda accounted for 16.3%, 10.2% and 5.1% of our total revenues from continuing operations in 2010, 2011 and 2012, respectively. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

There is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.

An important part of our digital marketing solutions business is to place advertisements on other websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2010, 2011 and 2012, income from performance-based rebates accounted for 17.8%, 11.6% and 6.6%, respectively, of our total revenues from continuing operations. In the nine months ended September 30, 2012 and 2013, income from performance-based rebates accounted for 7.7% and 5.7%, respectively, of our total revenues from continuing operations in the same period. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could materially and adversely affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our taoche.com business may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our taoche.com website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB8.5 million, RMB9.5 million and RMB16.9 million (US$2.8 million) in 2010, 2011 and 2012, respectively. We incurred a gross loss of RMB8.3 million (US$1.4 million) for our taoche.com business in the nine months ended September 30, 2013, compared to a gross loss of RMB10.3 million in the nine months ended September 30, 2012. The increase in gross loss from the taoche.com business from 2011 to 2012 was primarily due to decreases in revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people in China have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether our taoche.com website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile applications and plan to devote more resources to develop more applications for various mobile devices. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. Currently, only a small portion of our automakers and dealers use our mobile applications. As we begin to devote significant resources to developing mobile applications, we will face significant competition from established companies that may have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. In addition, our experience in developing browser-based applications may not be relevant to developing mobile applications, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile applications.

In addition, the generally lower processing speed, power, functionality and memory associated with mobile devices make using applications through such devices more difficult; and the versions of our applications developed for these devices may not be appealing to users. In addition, each device manufacturer or platform provider may impose unique or restrictive terms and conditions for developers relying on such devices or platforms, and our applications may not work well or be used on these devices as a result. As new devices, new mobile platforms and updates to platforms are continually being released, we may encounter problems in developing our applications for use on these devices and platforms and we may need to devote significant resources to creating, supporting and maintaining our applications on such devices and platforms. If we are unable to successfully expand into mobile platforms and devices, or if the versions of our applications that we create for such platforms and devices are not appealing to our users, our business and growth prospects, financial condition and results of operation may be materially and adversely affected.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com advertising business and EP platform business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals, online video websites, social media, social network and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social networking websites and internet video websites, may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our EP platform business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative EP platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, currently operated through our taoche.com website, faces competitions from other used automobile websites as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com advertising business and EP platform, except that the competition for our taoche.com business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

For our digital marketing solutions business, we compete with other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies as well as local agencies that specialize in providing online marketing services. Most of these competitors do not focus only on the automotive industry, but also provide online marketing services to clients in other industries and may have greater resources and established reputation. As a result, these companies may be able to respond more quickly to changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with other media vendors, the quality, breadth, prices and effectiveness of services. Competition could affect our market share, pricing, and cost structure. We cannot assure you that we will continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future.

If we are unable to compete effectively and successfully at reasonable costs against our existing and future competitors in any of our business segments, our business prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to maintain good cooperative relationships with our partners on reasonable terms, which could materially harm our business and results of operations.

To broaden the consumer reach of our automotive database and content, we placed listings by our dealer customers not only on our automotive vertical websites, bitauto.com and taoche.com, but also on more than 600 partners as of September 30, 2013, including Tencent, Netease and Qihoo 360. Depending on the arrangement, we may pay a fixed fee to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partner websites may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partners for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

We rely on China’s automotive industry for substantially all our revenues and future growth, but the automotive industry is still at an early stage of development and subject to many uncertainties.

We rely on China’s automotive industry for substantially all our revenues, which we generate from providing internet marketing services to automakers and automobile dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and remains subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, including the phasing out of government subsidies to promote automobile sales and policies limiting automobile purchases in some cities.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers and dealers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and dealers typically cut their marketing expenditures during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sales of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China’s automotive industry fails to expand or China’s economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax for automobiles with 1.6-liter or smaller engines was adjusted to 7.5% in 2010 but was increased to 10% on January 1, 2011. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan and implementation rules to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines listed in the catalogs for fuel-efficient automobiles that the PRC government released from time to time. From 2010 to 2012, the PRC government continued to provide subsidies or introduced tax benefits for purchasing or using fuel-efficient vehicles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed declines, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and came into effect in January 2012. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2012. There are similar policies that restrict the issuance of new passenger car plates in Shanghai. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities such as Beijing, Shanghai and Guangzhou to further restrict the number of motor vehicles. In October 2013, the Beijing government authorities issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will maintain its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil price and other markets, and over the possibility of a war involving Iran. In addition, tensions in the relationship between China and Japan may adversely affect our advertising revenues from Japanese automakers. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Nonetheless, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations.

We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.

As part of our digital marketing solutions business, we place advertisements on the websites of our media vendors on behalf of our automaker customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers’ specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. However, we need to pay our media vendors for their advertising resources when payments are due regardless of whether our automaker customers have made payments to us. Our contracts with media vendors generally also allow the media vendors to claim past-due payments of advertising fees directly from our automaker customers.

As of September 30, 2013, our trade receivables and our trade payables were RMB767.1 million (US$125.3 million) and RMB249.1 million (US$40.7 million), respectively. Of these receivables and payables, RMB201.4 million (US$32.9 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract terms or for lower cost editions of our services. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

Problems with China’s internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our internet businesses heavily depend on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our EP platform and applications on our taoche.com website use the internet to deliver services to our dealer customers, who access our software applications on the internet. Distribution of dealer listing information is also accomplished through the internet. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking,” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites, and other material adverse effects on our operations.

In particular, security breaches to our database could have a material and adverse effect on our business. Our EP platform and applications on our taoche.com website not only allow our customers to edit and publish listing information, but also store and transmit such listings and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of September 30, 2013, we had sales and service representatives located in 140 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services.

Continued increases in our advertising revenues from our new and used automobile websites depend on our ability to attract consumers to our websites and monetize that traffic at profitable margins with advertisers. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites.

Further, if traffic to our websites declines, we may lose some of our advertising customers who may reduce or eliminate their advertising purchases through us. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new, customers. Our dealer customers may not continue to subscribe to our online listing services if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services.

To increase our brand recognition and stay competitive, we need to continue to develop new products and services for visitors to our websites and our automaker and dealer customers. The planned timing or introduction of new products and services is subject to risks and uncertainties. There can be no assurance that any of our new products and services will achieve widespread market acceptance and generate incremental revenues. Moreover, actual timing may differ materially from original plans. Unexpected technical, distribution or other problems could delay or prevent the introduction of one or more of its new products or services. If our new products and services are not well received, we may not only lose money, but also harm our reputation, and our results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter’s spending. Our customers and automobile consumers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and dealers may result in greater emphasis on the importance of our fourth quarter results.

Nonetheless, if conditions arise in the second half of a year that depress or affect automobile sales and marketing spending by our customers, such as depressed economic conditions or similar situations, our revenues for the year may be disproportionately and adversely affected. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your ADSs.

As of the latest practicable date, our principal shareholders, directors and executive officers beneficially own more than 40% of our outstanding ordinary shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers; as an automobile listing platform, we also purchase advertisement space and include it in our dealer subscription service package. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. While we have and will continue to follow our customers’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

If automakers are subject to product recalls, our business could suffer and our revenues may decrease.

Automakers are periodically subject to product recalls. These product recalls interrupted the normal business operation of automakers, its joint ventures and its dealers in China. From time to time, our customers experience product recalls, the scale of which varies from customer to customer. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers or automakers and their dealers suspend or decrease using our services. If any of our customers experience product recalls in the future, our business, financial condition and results of operations could be adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Some of our customers choose to produce their advertisements by themselves and we simply place them on our websites. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate such advertisements. If we are deemed to be in violation of such PRC regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

Furthermore, we may be subject to claims by consumers misled by information on our websites or other portals powered by our database. We may not to be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to ensure the accuracy of dealer pricing and listing information.

We rely on our dealer customers to timely and accurately update their automobile information, prices, sales and promotions. The popularity of our automobile listings posted by dealers, in particular pricing information of automobiles, is premised on the accuracy, comprehensiveness and reliability of the data. If the information listed by our dealer customers is frequently misleading or exaggerated, we may gradually lose our appeal for our visitors. Our reputation could be harmed and we could experience reduced traffic to our websites, which could adversely affect our business and financial performance.

Failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of September 30, 2013, our “ ” and “ ” trademark was registered under some categories, but not under all categories we applied for. Similar trademarks could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use internet domain names is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our content, trademarks, copyrights, trade secrets and other intellectual property.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impacts the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for censored information displayed on or linked to its website. We may be subject to potential liability for certain unlawful actions of our customers and subscribers or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our customer base or the purchases of our services. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

Copyright infringement and other intellectual property claims against us may adversely affect our business.

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

We rely heavily on our senior management team and key personnel and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automotive and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Bin Li in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

We may not be able to attract and retain highly skilled employees, provide necessary training or maintain good relationships with our employees.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees, in particular sales executives and engineers with high levels of experience in creative design, software development and internet-related services. Competition for these employees is intense. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In order to attract prospective, and retain current, employees, we may have to increase our employee compensation by a larger scale and at a faster pace than we expect, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, we may run into disputes with our employees from time to time and if we are not able to properly handle our relationship with our employees, our business and results of operations may be adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues have increased from RMB239.0 million in 2008 to RMB1.1 billion in 2012. Our revenues for the nine months ended September 30, 2013 was RMB955.7 million (US$156.2 million). Our sales and service representative network has expanded to 140 cities as of September 30, 2013. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 2000 and did not begin to grow significantly until 2005. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We expect to continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China’s automotive and internet marketing industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are susceptible to risks related to cash flow management.

We have experienced, and may continue to experience, short-term cash flow management problems from time to time. For example, some of our advertising services are not paid until after our services are fully performed. Some automakers may designate their advertising agencies to place their advertisements on our websites and subsequently pay us. Such advertising agencies may delay making payments to us, leading to longer aging cycles of our account receivables. Our cash flow from operations might not be sufficient to cover our account payables and we may incur penalty payments if we cannot pay third-party vendors on time. We may need to expend more resources in payment collections. This could negatively affect our results of operations in certain quarters and make it impossible to predict our future operating results.

Our third-party vendors may raise prices and as a result increase our operating expenses.

We rely on third parties for certain essential services, such as internet services and server custody, and we may not have any control over the costs of the services they provide. Any third-party service provider may raise their prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly, our results of operations could be adversely affected.

Acquisitions, strategic alliances and investments could prove difficult to integrate, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, a provider of mobile internet digital enabled sales assistant tools for the automotive industry in China. In 2012, we invested in minority equity interests in Car King Holding Ltd., a leading used car hypermarket based in Shanghai, and Target Net (Beijing) Technology Company, an internet information agency in China. In 2013, we entered into an agreement to establish a joint venture with Kelley Blue Book, www.kbb.com, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association, a national organization representing automobile dealers in China.

Acquisitions, alliances and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel;

•	potential write-offs of acquired assets or investments; and

•	downward effect on our operating results.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of September 30, 2013, our sales and service representatives network covered 140 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or other pandemics. In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China and has already sickened and killed some people. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for property insurance and automobile insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC eventually prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports incorporated in this prospectus by reference to the annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China excluding Shanghai Free Trade Zone. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. That being said, we are in the process to establish entities in the Shanghai Free Trade Zone to take advantage of the favorable policies and relaxed restrictions applicable to our business. We are a Cayman Islands company and a foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, is currently eligible to apply for the required licenses for providing internet content services or advertising services in China.

As such, we conduct our business through contractual arrangements with our SPEs in China, that is, our internet content business through BBIT, and our internet advertising business through CIG, and subsidiaries of BBIT and CIG. Each of the SPEs is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide internet content or advertising services in China. BBIT holds licenses and permits required to operate our internet content business. Our SPEs entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to depend on SPEs to operate our businesses. We do not have any equity ownership interest in any of the SPEs but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements.

Furthermore, on July 26, 2006, Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s internet information services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns a Telecommunication and Information Service Business Operating License, or ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with SPEs. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs), except as otherwise disclosed in this prospectus, complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the SPEs or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiary’s and SPEs’ operations;

•	imposing fines, confiscating the income of the SPEs or our income, or imposing other requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	requiring us or our PRC subsidiary and SPEs to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our initial public offering in 2010 and this offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with our SPEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our SPEs in China and their respective shareholders to operate our internet content and advertising services business. Our SPEs contributed RMB414.8 million, RMB613.7 million and RMB995.2 million (US$162.6 million), representing 90.5%, 91.6% and 94.2%, respectively, of our total revenues in 2010, 2011 and 2012. Our SPEs contributed RMB662.4 million and RMB929.4 million (US$151.9 million), representing 94.3% and 97.2%, respectively, of our total revenues in the nine months ended September 30, 2012 and 2013. BBII follows the commonly used methodology, which is to charge service fees based on each SPE’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

Although we have been advised by our PRC counsel that, except as otherwise disclosed in this prospectus, the contractual arrangements with our SPEs are valid under current PRC laws, these contractual arrangements may not be as effective in providing us with control over the SPEs as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the SPEs. If we had direct ownership of the SPEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the SPEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the SPEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a special purpose entity were to refuse to transfer their equity interests in such SPE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any SPE or its shareholders terminate the contractual arrangements or (iii) any SPE or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allows us to directly operate internet content and advertising businesses in China.

In addition, if any SPE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial position and results of operations. If any of the SPEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which may have a material adverse effect on our financial condition and results of operations.

Based on the advice of Han Kun Law Offices, our PRC counsel, the corporate structure of our SPEs and our subsidiary in the PRC are in compliance with all existing PRC laws and regulations. However, as advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion of our PRC counsel. PRC laws and regulations governing the validity of these contractual arrangements which established our corporate structure for operating our business in China are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Our ability to enforce the share pledge agreements between us and the SPEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of SPEs agree to pledge their equity interests in SPEs to BBII to secure SPEs’ performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among BBII, each of BBIT and CIG and each of their respective shareholders have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. The share pledge as contemplated under the share pledge agreements by and among BBII, BEAM and each of Bin Li, Weihai Qu and Jingning Shao has not been registered with the relevant local branch of the SAIC. BEAM will apply for such registration after the completion of the registration of Bin Li, Weihai Qu and Jingning Shao as the shareholders of BEAM with the relevant local branch of the SAIC. The share pledge as contemplated will not be effective until the registration process with the local branch of the SAIC is completed. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due.

The share pledge agreements with SPEs’ shareholders provide that the pledged equity interest shall constitute security for all of the payment obligations of the SPEs under the exclusive business cooperation agreement. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

Potential conflict may arise out of the loan agreements between the senior management team and a principal shareholder, which may have a material adverse effect on us.

In November 2012, AutoTrader Group, Inc. purchased an aggregate of 9,000,000 ordinary shares, or approximately 21.8% of our total outstanding shares at that time, from certain of our pre-IPO shareholders in a private transaction. Concurrently, certain members of our senior management, namely, Mr. Bin Li, our chairman of the board and chief executive officer, Mr. Jingning Shao, our director and president, Mr. Xuan Zhang, our chief financial officer, and Mr. Weihai Qu, our director and senior vice president purchased an aggregate of 1,000,000 ordinary shares, or approximately 2.4% of our total outstanding shares at that time, from another pre-IPO shareholder. The senior management team funded the purchase through a four-year term loan from AutoTrader Group. The management team has pledged a total of 2,699,080 ordinary shares to AutoTrader Group as collateral for the loans received from AutoTrader Group. We are not a party to the loan agreements between our senior management team and AutoTrader Group. However, if there should be any defaults or disagreements with respect to such loan agreements, conflicts may arise among certain of our senior management team and AutoTrader Group, which may have a material adverse effect on us.

The shareholders of our SPEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our SPEs. Mr. Bin Li, our chairman of the board of directors and chief executive officer, and Mr. Weihai Qu, our director and senior vice president, jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. For these directors and executive officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our SPEs, as what is in the best interest of our SPEs may not be in the best interests of our company. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our SPEs. These individuals may breach or cause the SPEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the SPEs and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the SPEs, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with SPEs’ shareholders to cause them to transfer all of their equity ownership in SPEs to a PRC entity or individual designated by us, and this new shareholder of SPEs could then appoint new directors of SPEs to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly owned foreign PRC subsidiary, could also, in the capacity of the attorney-in-fact of SPEs’ shareholders as provided under the irrevocable power of attorney, directly appoint new directors of SPEs to replace the current directors. We rely on SPEs’ shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the SPEs, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the SPEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the SPEs owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

As a result of our corporate structure and the contractual arrangements between us and our PRC SPEs, we are effectively subject to a 5% PRC business tax or 6% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC SPEs. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our SPEs and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our SPEs and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiary in China and any of the SPEs and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such SPEs and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such SPEs for underpayment of taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the SPEs increase or if it is found to be subject to late payment interests or other penalties.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, business tax or value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by BBII, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If BBII incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements BBII currently has in place with the SPEs in a manner that would materially and adversely affect the ability of BBII to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by BBII only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, BBII is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of BBII’s registered capital. Therefore, BBII’s ability is limited in terms of transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since our business operations are conducted in China, our business, financial position, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive industry and the internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, access to financing and the allocation of resources. While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. Further, the Chinese economy has been transitioning from a planned economy to a more market-oriented economy and a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of equity interest of a PRC entity which conducts advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. However, such restrictions are not implemented in Shanghai Free Trade Zone. Also see “—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations.”

We may be required to obtain an internet news releasing service license and be subject to fines and/or suspension of business operations if any of the internet news posted on our websites is deemed to be political in nature, relate to macro-economics, or otherwise would require an internet news releasing service license.

In September 2005, the State Council Information Office and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via internet, provision of electronic bulletin services on current and political events, and transmission of information on current and political events to the public. Under the Internet News Provision, the internet news service providers shall also include entities that are not established by news press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the Information Office of the State Council at the province level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction.

As an internet content provider, we release information related to the automotive industry to internet users. In the event that such activities are deemed to be internet news releasing services, we will be required to obtain an internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to their understanding, the term “news” referred to in the Internet News Provision means macro-economic news of the state, that we would not be required to obtain the internet news releasing license because we only post industry-related news produced by others, for which we clearly indicate the sources of such news on our websites, and we ourselves do not edit or compose such news. However, if any of the internet news posted on our websites is deemed by the government to be political in nature, relate to macro-economics, or otherwise require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news releasing regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the internet service or internet access.

Uncertainties with respect to the PRC legal system could limit the protection available to you and us.

We conduct our business primarily through our subsidiaries and SPEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and SPEs established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

Any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention. It may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems because PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Such uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

On October 21, 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public circular, or Circular 75, which became effective on November 1, 2005. Circular 75, together with its subsequent implementation procedures and clarifications, requires PRC residents (including both legal person and natural persons) to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the circular as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Circular 75 further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, such as increase or decrease of capital, equity investment or, including an initial public offering by such company.

Prior to our initial public offering in November 2010, all ultimate shareholders of our company at that time who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of SAFE with respect to their direct or indirect holding of shares in our company. After our initial public offering in December 2010, all of our ultimate shareholders at that time who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from a pre-IPO shareholder. All of these management members who are PRC residents are in the process of preparing relevant documents as required by the Beijing Office of SAFE for applying for or amending their foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. We cannot assure you that we will continue to be informed of identities of all PRC residents holding direct or indirect interest in our company in the future. Failure or inability of such individuals and our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving and may be uncertain under certain circumstances, it is unclear how these regulations, and any future regulation concerning offshore transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations.

Governmental control of currency conversion may affect the value of your investment.

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. As we may rely on dividends and other fees paid to us by our subsidiary and special purpose entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiary and PRC SPEs is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and recently issued regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and SPEs, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or SPEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to SPEs may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as BBII, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans and repaying loans between non-financial enterprises. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. Violations of Circular 142 or Circular 45 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our SPEs require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our SPEs’ operations will be subject to statutory limits and restrictions, including those described above.

Circular 142, Circular 59 and Circular 45 may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII, a subsidiary located in the PRC. Substantially all of our income may be derived from dividends we receive from BBII. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident enterprise investors and gains on the sale of shares by such non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individual investors may be subject to PRC individual income tax at a rate of 20%. It is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

In addition to the uncertainty as to the application of the “resident enterprise” classification, there can be no assurance that the PRC Government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial position and results of operations.

BBII was granted a five-year tax holiday in 2007 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year 50% reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year 50% reduction of enterprise income tax under Circular 39, may choose between the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” and the tax exemption/reduction provided in Circular 39. Enterprises are not allowed to enjoy the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state”, which is 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, BBII was not allowed to enjoy the 50% reduction of the preferential tax rate of 15% according to Circular 157, and the applicable income tax rate for BBII was 10% and 11% for 2009 and 2010, respectively. However, in 2011, it was accepted by local governmental authority that BBII was also eligible for the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the income tax rate applicable to BBII was 7.5% for the years ended 2009, 2010 and 2011 ultimately. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15% for the year ended December 31, 2012 and 2013 as long as it maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable after December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, or the New Software Enterprise Measures. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. If BBII or Bit EP fails to maintain its qualification as required by the New Software Enterprise Measures, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold equity interests in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and may be required to expend resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business and have a negative impact on our operation and financial results.

As of September 30, 2013, we had leased properties in 103 cities in China. With respect to 20 of these leased properties, the lessors failed to provide property title certificates or other legal instruments proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

Failure to comply with PRC regulations regarding the registration requirements for employee stock option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. If we or our PRC resident employees granted our stock options fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs and This Offering

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$3.50 to US$7.66 in 2012 and from US$7.06 to US$34.5 to date in 2013. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide internet content and marketing services to automakers and dealers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management;

•	release or expiration of transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for ordinary operation in the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future after this offering. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market after this offering could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Any future sales of a substantial number of our ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our

ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will distribute to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary and voting takes place at the shareholder meeting by poll. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter may materially adversely affect the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive dividends or other distributions if it is unlawful or impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may determine that it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in United States federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preference shares without action by our shareholders and to determine, with respect to any series of preference shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares, including shares represented by ADSs, at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are exempt from certain corporate governance requirements of the NYSE and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year; or

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We currently intend to rely on certain exemptions provided by the NYSE to a foreign private issuer, except that we have a minimum of three members on our audit committee and we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees. We also have a compensation committee, which has two members. We have also adopted our corporate governance guidelines and made it publicly available. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. A non-United States corporation, such as our company, will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although not free from doubt, and contrary to the concerns we expressed in our annual report for 2011, based on the value of our ordinary shares and ADSs and the nature of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2012 and we do not expect to be a PFIC for our taxable year ending December 31, 2013. However, the United States Internal Revenue Service (the “IRS”), does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable year.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Company Limited, or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations into our consolidated financial statements. If it were determined, however, that we are not the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we would likely be treated as a PFIC.

If we were to be classified as a PFIC, a U.S. Holder (as defined below) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the NYSE has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the NYSE.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current or then-current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current or then-current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of the automotive industry and internet marketing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in the automotive industry and internet marketing industry;

•	PRC governmental policies and regulations relating to the automotive industry and internet marketing industry; and

•	general economic and business conditions, particularly in China.

The forward-looking statements included in this prospectus and the documents incorporated by reference are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

Market Data and Forecasts

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

This prospectus also contains data related to the global and Chinese automotive industry and internet marketing industry. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the global and Chinese internet markets may not grow at the rate projected by market data, or at all. In addition, the rapidly changing nature of the automotive industry and internet marketing industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting fees underwriting discounts and commissions and certain estimated expenses payable in connection with this offering, will be approximately US$             million. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, potential mergers and acquisitions or strategic alliances, and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use as described above, we plan to invest the net proceeds in short-term financial instruments or demand deposits.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

DIVIDEND POLICY

We do not have any present plan to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, BBII, and our SPEs. We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Our board of directors has significant discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial position, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis; and

•	on an as adjusted basis to reflect the proceeds from this offering (assuming no exercise by the underwriters of their over-allotment option). The as adjusted column represents our estimate based upon an assumed public offering price of US$ (the last trading price of our ADSs on the NYSE on , 2013).

You should read this table together with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2013
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(In thousands)
Equity
Issued capital	12	2
Share premium	2,417,660	395,042
Treasury shares	(62,728)	(10,250)
Employee equity benefit reserve	50,022	8,174
Other reserve
Foreign currency translation reserve	14,130	2,309
Available-for-sale financial instrument reserve	933	152
Accumulated losses	(1,279,005)	(208,987)

Total equity	1,141,024	186,442

Total capitalization	1,141,024	186,442

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We conducted substantially all of our operations in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Han Kun Law Offices has also advised us that in the event that shareholders originate an action against a company in China for disputes related to contracts or other property interests, the PRC court may accept a course of action if (a) the subject of the action is located within the PRC, (b) the company (as defendant) has seizable properties within the PRC, (c) the company has a representative organization within the PRC, or (d) the parties choose to submit to jurisdiction of PRC court in the contract. The action may be initiated by the shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust a PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same right as PRC citizens and companies in an action unless such foreign country restricts rights of PRC citizens and companies.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

Our ADSs, each representing one ordinary share, has been listed on the NYSE since November 17, 2010 and trade under the symbol “BITA.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2010	14.39	8.11
2011	12.71	3.73
2012	7.66	3.50
2013 (through November 22, 2013)	34.50	7.06

Quarterly Highs and Lows
First Quarter of 2011	12.71	8.35
Second Quarter of 2011	12.20	5.83
Third Quarter of 2011	7.82	5.57
Fourth Quarter of 2011	6.33	3.73
First Quarter of 2012	5.97	3.50
Second Quarter of 2012	5.34	3.50
Third Quarter of 2012	5.00	3.51
Fourth Quarter of 2012	7.66	4.47
First Quarter of 2013	10.40	7.06
Second Quarter of 2013	13.20	9.45
Third Quarter of 2013	18.10	11.00
Fourth Quarter of 2013 (through November 22, 2013)	34.50	16.22

Monthly Highs and Lows
May 2013	13.20	9.75
June 2013	12.75	9.84
July 2013	12.86	11.06
August 2013	18.10	11.00
September 2013	17.21	13.60
October 2013	28.48	16.22
November 2013 (through November 22, 2013)	34.50	22.52

EXCHANGE RATES

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 15 , 2013, the noon buying rate was RMB6.0920 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.1200 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2013.

Period	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November (through November 15, 2013)	6.0920	6.0936	6.0993	6.0903

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by the selling shareholder.

The calculations in the table below are based on 42,140,890 ordinary shares issued and outstanding as of the date of this prospectus and                      immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
[ ]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth in this prospectus and the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2012. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Key Components of Results of Operations

Revenues

In the nine months ended September 30, 2013, we generated total revenues of RMB955.7 million (US$156.2 million). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
bitauto.com advertising business	291,128	63.5	463,297	69.2	840,573	137,349	79.6	318,942	45.5	468,488	76,550	49.1
EP platform business*	—	—	—	—	—	—	—	231,211	32.9	331,727	54,204	34.7
taoche.com business	19,013	4.2	28,143	4.2	21,624	3,533	2.0	16,983	2.4	13,735	2,244	1.4
Digital marketing solutions business	147,964	32.3	178,514	26.6	194,709	31,815	18.4	134,893	19.2	141,769	23,165	14.8

Total revenues	458,105	100.0	669,954	100.0	1,056,906	172,697	100.0	702,029	100.0	955,719	156,163	100.0

Notes:

*	The revenues generated from EP platform in 2012 and previous years were included in the revenues generated from bitauto.com advertising business. Starting from January 1, 2013, EP platform business became a separate business segment.

Our bitauto.com advertising business

Revenues from our bitauto.com advertising business accounted for 45.5% and 49.1% of our total revenues in the nine months ended September 30, 2012 and 2013. We generate revenues through our bitauto.com website by providing advertising services to automakers and dealers. We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint venture with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, 65 placed advertisements on our bitauto.com website in the nine months ended September 30, 2013. With increasing internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth.

Our EP platform business

We provide our new automobile dealer subscription services through our proprietary EP platform (known as Easypass platform prior to 2013), which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases. Our EP platform was developed based on our previous Easypass platform in 2012 and has grown into an automobile marketing and CRM platform. In 2012 and previous years, our Easypass services were part of our bitauto.com advertising business. Our management started to oversee and monitor the EP platform services as a separate business segment in 2013.

We generate revenues from new automobile dealer subscription services by charging EP platform subscribers a subscription fee. We had 12,589 EP platform subscribers in the nine months ended September 30, 2013. Our revenues from new automobile dealer subscription services were RMB231.2 million and RMB331.7 million (US$54.2 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 32.9% and 34.7% of our total revenues in the respective periods. The renewal rate for the automobile dealer subscription services in the nine months ended September 30, 2013 was 86%.

Our taoche.com business

Revenues from our taoche.com business accounted for 2.4% and 1.4% of our total revenues in the nine months ended September 30, 2012 and 2013, respectively. We generate revenues from our taoche.com website by providing advertising services to automobile dealers and automakers and providing listing services to used automobile dealers through our proprietary applications on our taoche.com website. Dealers pay fees each time they use our applications on our taoche.com website. Our revenues from used automobile listing services were RMB4.4 million and RMB1.9 million (US$0.3 million) in the nine months ended September 30, 2012 and 2013, respectively. Our taoche.com website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our taoche.com website. Our revenues from advertising services on our taoche.com website were RMB12.6 million and RMB11.8 million (US$1.9 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 1.8% and 1.2% of our total revenues in the respective periods. We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our taoche.com website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our taoche.com business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 19.2% and 14.8% of our total revenues in the nine months ended September 30, 2012 and 2013, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services and project-based fees. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com advertising business, EP platform business and taoche.com business mainly includes fees paid to our partners to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation, intangible assets amortization, purchase of handheld devices, business taxes, and tax related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, business taxes, and tax related surcharges.

The following table sets forth our cost of revenues for continuing operations in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	458,105	100.0	669,954	100.0	1,056,906	172,697	100.0	702,029	100.0	955,719	156,163	100.0
Cost of revenues:
bitauto.com advertising business	79,792	17.5	104,337	15.6	161,589	26,403	15.3	53,067	7.6	65,984	10,782	6.9
EP platform business*	—	—	—	—	—	—	—	57,356	8.2	77,753	12,705	8.2
taoche.com business	27,475	6.0	37,600	5.6	38,541	6,298	3.6	27,275	3.9	22,058	3,604	2.3
Digital marketing solutions business	41,434	9.0	71,833	10.7	92,021	15,036	8.7	60,779	8.6	68,314	11,162	7.1

Total cost of revenues	148,701	32.5	213,770	31.9	292,151	47,737	27.6	198,477	28.3	234,109	38,253	24.5

Notes:

*	The cost of revenues for EP platform in 2012 and previous years were included in the cost of revenues for bitauto.com advertising business. Starting from January 1, 2013, EP platform business became a separate business segment.

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	marketing expenses we incurred to promote our brand image through marketing activities on search engines and navigation sites, and events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, traveling and communication expenses and professional fees;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan, the 2010 Plan and the 2012 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, training fees and delivery costs.

The following table sets forth our selling and administrative expenses for continuing operations, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	458,105	100.0	669,954	100.0	1,056,906	172,697	100.0	702,029	100.0	955,719	156,163	100.0
Selling and administrative expenses:
Salaries and benefits	83,463	18.2	128,185	19.1	201,587	32,939	19.1	140,930	20.1	183,456	29,976	19.2
Marketing expenses	73,157	16.0	129,680	19.4	235,380	38,461	22.3	158,117	22.5	219,352	35,842	22.8
Office expenses	18,988	4.1	29,925	4.5	38,974	6,368	3.7	26,613	3.8	23,727	3,877	2.5
Operating lease expenses	17,478	3.8	18,312	2.7	28,954	4,731	2.7	20,082	2.9	27,454	4,486	2.9
Share-based payment	7,510	1.6	18,717	2.8	13,286	2,171	1.3	8,645	1.2	12,076	1,973	1.3
Provision for bad debts	635	0.1	2,087	0.3	10,023	1,638	0.9	7,985	1.1	11,134	1,819	1.2
Depreciation and amortization	6,322	1.4	12,167	1.8	18,027	2,946	1.7	11,848	1.7	19,109	3,122	2.0
Others	4,449	1.0	8,661	1.3	11,124	1,817	1.1	7,676	1.1	10,118	1,654	1.1

Total selling and administrative expenses	212,002	46.2	347,734	51.9	557,355	91,071	52.8	381,896	54.4	506,426	82,749	53.0

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB36.1 million and RMB68.4 million (US$11.2 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 5.1% and 7.2% of our total revenues in the respective periods.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application place significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

Consistent with the criteria of IAS 18, Revenue, we recognize revenue when the outcome of a transaction involving the rendering of services can be estimated reliably, by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied: (i) the amount of revenue can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to us; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We enter into transactions that may include website design, set-up, and maintenance services, and customer relationship management services on mobile internet enabled sales tools. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. We determine the fair value of each component based on the selling price of the component if sold separately by us. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of revenue recognition criteria for each of our services provided:

New automobile dealer subscription services.    We provide dealer subscription services to new automobile dealers in China to help them effectively market their inventories to relevant consumers. The subscription services include dealer listing, virtual call center through toll-free numbers that we provide, advertisement creation and placement and online showroom setup. The revenues from dealer subscription fees are recognized on a straight-line basis over the subscription period, which generally ranges from several months to one year. We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated statement of financial position.

In addition, we provide customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenues are recognized when the services have been rendered and the collectability has been reasonably assured. Revenues from new automobile dealer subscription services are reported at a gross amount.

Used automobile listing services.    We provide automobile listing services to used automobile dealers in China to help them effectively market their inventories to relevant consumers. These services include dealer listing, virtual call center through toll-free numbers provided by us, and online showroom setup. The revenues from used automobile listing services are recognized on a straight-line basis over the listing period. Revenues from used automobile listing services are reported at a gross amount.

Advertising services.    Revenues from advertising activities are recognized when the advertisements are published over the stated display period on our bitauto.com or taoche.com websites and when the collectability is reasonably assured. We also conduct online marketing campaigns for our customers through market research of the target audience group, identifying effective online media, creating and strategically publishing campaign materials on multiple online media to help our customers to achieve their goals. These services are usually provided at a fixed price and completed within a short period of time. We recognize revenues from organizing such activities when the services have been rendered and the collectability is reasonably assured. In addition, we provide website development and maintenance services to automakers and automobile dealers, which are generally completed within a year. Revenues from development services are recognized when the services have been rendered and the collectability is reasonably assured. Revenues for maintenance services are recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

Advertising agent services.    Our advertising agent revenues are derived from fees received for assisting customers in placing advertisements on media vendor websites. The net fees are recognized when the advertisements are published and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. Revenues are recognized when the amounts of these performance-based rebates are probable and can be reasonably estimated.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade receivables, bills receivables, other receivables, other financial assets, trade payables, other payables and interest-bearing borrowing. The fair values of cash and cash equivalents, trade receivables, bills receivables, other receivables, trade payables, other payables and interest-bearing borrowing approximate their carrying amounts largely due to the short-term maturity of these instruments. The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

Fair value measurement

We determine the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets, such as financial assets at fair value through profit or loss and available-for-sale investments. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. We decide, after discussions with our independent appraisers, which valuation techniques and inputs to use for each case.

At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our independent appraisers, also compare significant changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when our right to receive payments is established.

Available-for-sale investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

For available-for-sale financial investments, we assessed at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale investments, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Property, plant and equipment and intangible assets—estimated useful lives and residual values

We determine the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Share-based Payments

Our share-based payment transactions with employees are measured based on the fair value of the equity instrument on the grant date. When we grant an award that vests in installments, or applies graded vesting, each installment or vesting tranche is treated as a separate award.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled transaction are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transactions, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of US$0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire 10 years from relevant vesting date. Options can only be exercised without cash settlement alternatives.

On February 8, 2010, we implemented the 2010 Plan under which we have reserved 3,089,887.5 ordinary shares for our employees. We granted options to purchase 2,397,500 ordinary shares at an exercise price of US$3.20 per share to our employees on that date. Pursuant to the 2010 Plan, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the grant date and there are no cash settlement alternatives.

On December 28, 2010, we granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share respectively, to designated employees and consultants on that date. Pursuant to the Plans, the options have graded vesting terms and vest in equal tranches from the grant date over three or four years on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives.

On August 7, 2012, we granted options to purchase 1,100,000 ordinary shares under the 2010 Plan to designated employees at an exercise price of US$4.03 per share. Pursuant to the 2010 Plan, the options have graded vesting terms and vest in equal tranches from the grant date over four years on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives.

On August 7, 2012, we implemented the 2012 Plan under which we have reserved 1,908,180 ordinary shares to motivate, attract and retain employees and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units (“RSUs”).

On August 7,2013, we granted 400,000 RSUs to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of the Group in any fiscal year from 2013 to 2016 equal or exceed 125% of our total revenues for the immediately preceding fiscal year. In the event that our total revenues in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs on August 7 of the following fiscal year. If the revenue performance targets are achieved, the first 30% of the RSUs would vest on August 7, 2014, the second 30% of the RSUs would vest on August 7, 2015, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

As of September 30, 2013, options related to 517,757.5 shares granted under the 2006 Plan with an aggregate fair value of US$1.6 million were outstanding, of which options related to 401,499 shares have been fully vested. Options related to 2,757,800.5 shares granted under the 2010 Plan with an aggregate fair value of US$7.0 million were outstanding, of which options related to 1,432,428 shares have been fully vested. 400,000 RSUs granted under the 2012 Plan with an aggregate fair value of US$4.8 million were outstanding with no RSU fully vested. Options related to 189,063 shares have been forfeited as a result of certain employees terminating their services with us.

Fair value of equity

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options granted before our initial public offering, we, with the assistance of independent appraisers, performed retrospective valuation instead of contemporaneous valuation because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development and marketing efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We and our appraisers evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company. Accordingly, we, with the assistance of the independent appraisers, used the income approach to estimate the enterprise value at each date on which options were granted. We applied the methodologies consistently for all valuation dates.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in China’s automotive industry. The revenue and cost assumptions we used are consistent with our long-range business plan and market conditions in the online marketing and advertising industry. We also have to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at the time of grant or re-measurement. Other assumptions we used in deriving the fair value of our equity include:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the automotive advertising industry in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the advertising and related industries will not deviate significantly from current forecasts.

In addition to estimating the cash flows during the projection period, we calculated the terminal value at the end of the projection period by applying the Gordon growth model, which assumes a constant annual growth rate of 3% after the projection period.

Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on each respective grant or re-measurement date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a privately held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes option pricing model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. In evaluating comparable companies, we determined they should:

•	operate in the same or similar businesses;

•	have a trading history comparable to the remaining life of our share options as of each valuation date; and

•	either have operations in China, as we only operate in China, or be market players in the United States, as we are a public company in the United States

We completed our initial public offering, of 10,600,000 ADSs, each representing one ordinary share, in November 2010. On November 17, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “BITA.” Subsequent to our initial public offering date, we have used the price of our publicly traded shares on grant date for purposes of determining the grant date fair value of our ordinary shares.

Fair value of our ordinary shares

In determining the fair value of our ordinary shares before our initial public offering, because the equity value of our Company for the years before our initial public offering included both preferred shares and ordinary shares, the fair value of the equity was allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, we treat ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. We considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, probability of the completion of an initial public offering, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method. The dividend yield was assessed to be zero because our company has not declared dividends and does not expect to do so in the near future. The expected volatility of our ordinary shares was based on the comparable companies in the same industry, which are listed and publicly traded over the most recent period. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different.

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions and inputs:

	The 2006 Plan Vesting Period of 3 Years		The 2006 Plan Vesting Period of 4 Years and the 2010 Plan		The 2010 Plan		The 2010 Plan
Grant date	December 28, 2010		December 28, 2010		February 8, 2010		August 7, 2012
Fair value per share	US$	10.16	US$	10.16	US$	3.02	US$	4.20
Exercise price per share	US$	10.20	US$	10.20	US$	3.20	US$	4.03
Risk-free interest rate of return		3.58%		3.58%		3.62%		1.72%
Dividend yield		0		0		0		0
Expected volatility		68.54%		68.54%		59.8%		52.9%
Weighted-average fair value per option granted	US$	5.08	US$	5.36	US$	3.60	US$	2.34

For the purpose of determining the estimated fair value of our share options, we believe the fair value per share and expected volatility of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies in the online marketing and advertising industry.

Fair value of RSUs

For performance-based RSUs, we evaluate if performance conditions are probable in each reporting period. The share-based payment expense of RSUs is recognized ratably over the implicit service period if achieving performance conditions is probable. The fair value of services received in return for RSUs granted was measured by reference to the fair value of the RSUs granted, which was based on the closing price of our ADSs on the grant date.

Fair value of convertible preference shares

Our convertible preference shares were classified as a liability under IFRS and marked-to-market for the applicable periods. The liability in connection with our Series A, B and C convertible preference shares was separated into two components: a derivative component consisting of the conversion option and a straight debt component, which was the residual value of the proceeds of the convertible preference shares after deducting the fair value of the derivative component and transaction costs. On the issuance of the Series A, B and C convertible preference shares, the fair value of the embedded conversion option was calculated using the binomial option model. The derivative component was carried at fair value on the consolidated statements of financial position with changes in fair value being charged or credited to the consolidated statement of comprehensive income in the period when the change occurred. The straight debt component was subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense in connection with the straight debt component was calculated using the effective interest method by applying the effective interest rate to the straight debt component through the maturity date.

On November 17, 2010, the Series A, B and C convertible preference shares were converted into our ordinary shares, and the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued.

Our Series D-1 and Series D-2 convertible preference shares contained conversion features and redemption features that exhibited characteristics of an embedded derivative, and were designated as financial liabilities at fair value through profit or loss. On November 17, 2010, the Series D-1 and Series D-2 convertible preference shares were converted into our ordinary shares, and the carrying amounts of the derivative were transferred to share capital and share premium as consideration for the shares issued.

Income taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the amount of deferred tax that can be recovered.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the various jurisdictional tax authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Goodwill and intangible assets with indefinite lives

Goodwill is initially measured at cost, being the excess of the consideration transferred over the net identifiable assets and liabilities acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Goodwill and intangible assets with indefinite lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the cash-generating unit, to which the goodwill and intangible assets with indefinite lives relate. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversible in future periods.

The recoverable amount of each cash-generating unit was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. We base our fair value estimates on assumptions we believe to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates.

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2011, December 31, 2012 and September 30, 2013. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Budgeted gross margins. The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

•	Discount rates. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

We performed an annual impairment test as at the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted as of December 31, 2011, December 31, 2012, and September 30, 2013, respectively.

Intangible assets with finite lives

We amortize our intangible assets over the useful economic life on a straight-line basis and assess them for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset. There has been no change to the estimated useful lives during the periods presented.

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2011, December 31, 2012 and September 30, 2013, respectively.

Impairment of trade receivables

We recognize a provision for impairment when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. We have made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables.

Treasury shares

Our own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statements of comprehensive income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium. Voting rights related to treasury shares are nullified for us and no dividends are allocated to them.

Investments in an associate and a joint venture

Our investments in an associate and a joint venture are accounted for using the equity method. An associate is an entity in which we have significant influence. A joint venture is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Under the equity method, the investments in the associate and the joint venture are carried on at cost plus post acquisition changes in our share of net assets of the associate and the joint venture. Goodwill relating to the associate and the joint venture is included in the carrying amount of the investments and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects our share of the profit or loss, and other comprehensive income of the associate and the joint venture. Unrealized gains and losses resulting from transactions between us and the associate and the joint venture are eliminated to the extent of the interests in the associate and the joint venture.

Our share of profit of an associate and a joint venture is the profit attributable to equity holders of the associate and the joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate and the joint venture. The financial statements of the associate and the joint venture are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us. After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on its investment in its associate and joint venture. We determine at each reporting date whether there is any objective evidence that the investments in the associate and the joint venture are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and the joint venture and its carrying value and recognize the amount in the share of profit of an associate and the joint venture in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, or joint control over the joint venture, we measure and recognize any retaining investments at their fair value. Any difference between the carrying amount of the associate and the joint venture upon loss of significant influence or joint control and the fair value of the retained investments and proceeds from disposal is recognized in profit or loss.

Discontinued Operations

In early 2010, we adopted a corporate strategy to focus on our core internet-related business that includes our bitauto.com business, our taoche.com business and our digital marketing solutions business. On May 31, 2010, we distributed the net assets of certain of our SPEs that provide advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide internet content and marketing services for China’s automotive industry. We recognized a distribution to shareholders of RMB102.0 million in 2010, which included RMB8.1 million cash balance of the distributed entities.

The financial results associated with the distributed entities have been presented as discontinued operations for all periods presented in this annual report. The following table sets forth a summary of the results of operations for the distributed entities:

For the Year Ended December 31,
2010
RMB
(In thousands)
Discontinued Operations
Revenue	32,896
Cost of revenue	(31,579)

Gross profit	1,317
Expenses	(28,709)
Other income	327

Loss before tax from discontinued operations	(27,065)
Income tax expense	(24,245)

Loss from discontinued operations	(51,310)

Results of Operation

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Continuing Operations
Revenue	458,105	100.0	669,954	100.0	1,056,906	172,697	100.0	702,029	100.0	955,719	156,163	100.0
bitauto.com advertising business	291,128	63.5	463,297	69.2	840,573	137,349	79.6	318,942	45.5	468,488	76,550	49.1
EP platform business	—	—	—	—	—	—	—	231,211	32.9	331,727	54,204	34.7
taoche.com business	19,013	4.2	28,143	4.2	21,624	3,533	2.0	16,983	2.4	13,735	2,244	1.4
Digital marketing solutions business	147,964	32.3	178,514	26.6	194,709	31,815	18.4	134,893	19.2	141,769	23,165	14.8
Cost of revenue	(148,701)	(32.5)	(213,770)	(31.9)	(292,151)	(47,737)	(27.6)	(198,477)	(28.3)	(234,109)	(38,253)	(24.5)

Gross profit	309,404	67.5	456,184	68.1	764,755	124,960	72.4	503,552	71.7	721,610	117,910	75.5
Selling and administrative expenses(1)	(212,002)	(46.2)	(347,734)	(51.9)	(557,355)	(91,071)	(52.8)	(381,896)	(54.4)	(506,426)	(82,749)	(53.0)
Product development expenses	(29,778)	(6.5)	(36,635)	(5.5)	(53,795)	(8,790)	(5.1)	(36,113)	(5.1)	(68,410)	(11,178)	(7.2)

Operating profit	67,624	14.8	71,815	10.7	153,605	25,099	14.5	85,543	12.2	146,774	23,983	15.4
Other income	5,358	1.2	24,840	3.7	6,580	1,075	0.6	1,061	0.2	8,404	1,373	0.9
Other expenses	(1,346)	(0.3)	(2,372)	(0.4)	(7,280)	(1,190)	(0.7)	(3,087)	(0.4)	(5,472)	(894)	(0.6)
Changes in fair value of derivative component of convertible preference shares	(1,270,702)	(277.4)	—	—	—	—	—	—	—	—	—	—
Interest income	618	0.1	3,963	0.6	5,535	904	0.5	3,486	0.5	6,886	1,125	0.7
Interest expense	(993)	(0.2)	(1,238)	(0.2)	(3,772)	(616)	(0.4)	(2,362)	(0.3)	(673)	(110)	(0.1)
Finance costs on convertible preference shares	(9,355)	(2.0)	—	—	—	—	—	—	—	—	—	—
Changes in fair value of financial assets	—	—	—	—	(267)	(44)	(0.0)	(166)	(0.0)	—	—	—
Share of (losses)/profit of an associate and a joint venture(2)	—	—	(77)	(0.0)	(316)	(52)	(0.0)	75	0.0	2,171	355	0.2

(Loss)/profit before tax from continuing operations	(1,208,796)	(263.9)	96,931	14.5	154,085	25,176	14.6	84,550	12.0	158,090	25,832	16.5
Income tax expense	(13,185)	(2.9)	(9,758)	(1.5)	(18,923)	(3,092)	(1.8)	(11,272)	(1.6)	(11,588)	(1,893)	(1.2)

(Loss)/profit from continuing operations	(1,221,981)	(266.7)	87,173	13.0	135,162	22,084	12.8	73,278	10.4	146,502	23,939	15.3

Notes:

(1)	Including share-based payments of RMB7.5 million, RMB18.7 million, RMB13.3 million, RMB8.6 million and RMB12.1 million (US$2.0 million) in 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively and including non-capitalized initial public offering expenses of RMB4.8 million in 2010.

(2)	On May 24, 2011, we acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited, or BXIA, whose principal activities are to provide advertising services. During the nine months ended September 30, 2013, our share of the loss of BXIA was RMB0.1 million.

On October 31, 2012, we acquired a 20% interest in Target Net (Beijing) Technology Company Limited, or TNBT, a joint venture whose principal activities are to provide advertising services and system integration services. During the nine months ended September 30, 2013, our share of the profit of TNBT was RMB2.3 million.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Revenue.    Our total revenue increased by 36.1% from RMB702.0 million in the nine months ended September 30, 2012 to RMB955.7 million (US$156.2 million) in the nine months ended September 30, 2013. This increase was primarily due to the growth of our bitauto.com advertising business and EP platform business.

Our bitauto.com advertising business.    Revenue from our bitauto.com business increased by 46.9% from RMB318.9 million in the nine months ended September 30, 2012 to RMB468.5 million (US$76.6 million) in the nine months ended September 30, 2013, mainly due to better brand recognition of the bitauto.com website.

Our EP platform business.    Revenue from our new automobile dealer subscription services increased from RMB231.2 million in the nine months ended September 30, 2012 to RMB331.7 million (US$54.2 million) in the nine months ended September 30, 2013, primarily because our EP platform subscribers increased to 12,589 in the nine months ended September 30, 2013.

Our taoche.com business.    Revenue from our taoche.com business decreased by 19.1% from RMB17.0 million in the nine months ended September 30, 2012 to RMB13.7 million (US$2.2 million) in the nine months ended September 30, 2013. This decrease was mainly driven by our annual sales policy adjustments which led to a reduction in fee paying dealer customers. Our advertising customers increased from 426 in the nine months ended September 30, 2012 to 575 in the nine months ended September 30, 2013, and our used car dealer customers increased to 5,159 in the nine months ended September 30, 2013. Revenue from our advertising services on our taoche.com website decreased from RMB12.6 million in the nine months ended September 30, 2012 to RMB11.8 million (US$1.9 million) in the nine months ended September 30, 2013. Revenue from our used automobile dealer listing services decreased from RMB4.4 million in the nine months ended September 30, 2012 to RMB1.9 million (US$0.3 million) in the nine months ended September 30, 2013.

Our digital marketing solutions business.    Revenue from our digital marketing solutions business increased by 5.1% from RMB134.9 million in the nine months ended September 30, 2012 to RMB141.8 million (US$23.2 million) in the nine months ended September 30, 2013. The increase was attributable to an increase in spending on advertising and events by our customers and an increase in the number of advertising customers.

Cost of Revenue.    Our cost of revenue increased by 18.0% from RMB198.5 million in the nine months ended September 30, 2012 to RMB234.1 million (US$38.3 million) in the nine months ended September 30, 2013. This increase was due to increases in cost of revenue from our bitauto.com advertising business, EP platform business and digital marketing solutions business.

Our bitauto.com advertising business.    Cost of revenue from our bitauto.com advertising business increased by 24.3% from RMB53.1 million in the nine months ended September 30, 2012 to RMB66.0 million (US$10.8 million) in the nine months ended September 30, 2013. This increase was due to an increase of RMB7.6 million (US$1.2 million) in higher-direct-cost services, as well as an increase of RMB4.9 million (US$0.8 million) in content distribution costs and an increase of RMB4.1 million (US$0.7 million) in personnel-related expenses of employees involved in revenue-generating activities.

Our EP platform business.    Cost of revenue from our EP platform business increased by 35.6% from RMB57.4 million in the nine months ended September 30, 2012 to RMB77.8 million (US$12.7 million) in the nine months ended September 30, 2013. This was mainly due to an increase of RMB16.4 million (US$2.7 million) in fees paid to partners to distribute dealer customers’ automobile pricing and promotional information, an increase of RMB9.7 million (US$1.6 million) in higher-direct-cost services, as well as an increase of RMB6.4 million (US$1.0 million) in personnel expenses of employees directly engaged in revenue-generating activities.

Our taoche.com business.    Cost of revenue from our taoche.com business decreased by 19.1% from RMB27.3 million in the nine months ended September 30, 2012 to RMB22.1 million (US$3.6 million) in the nine months ended September 30, 2013. This decrease was largely attributable to a decrease in fees paid to partners.

Our digital marketing solutions business.    Cost of revenue from our digital marketing solutions business increased by 12.4% from RMB60.8 million in the nine months ended September 30, 2012 to RMB68.3 million (US$11.2 million) in the nine months ended September 30, 2013. This increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers, as well as an increase in relevant service providing personnel-related expenses.

Gross Profit.    Our gross profit increased by 43.3% from RMB503.6 million in the nine months ended September 30, 2012 to RMB721.6 million (US$117.9 million) in the nine months ended September 30, 2013. Our gross margin increased from 71.7% in the nine months ended September 30, 2012 to 75.5% in the nine months ended September 30, 2013.

Selling and Administrative Expenses.    Our selling and administrative expenses increased by 32.6% from RMB381.9 million in the nine months ended September 30, 2012 to RMB506.4 million (US$82.7 million) in the nine months ended September 30, 2013. This increase was mainly due to an increase in marketing expenses. To a lesser extent, the increase was also attributable to the increase in salaries and benefits and an increase in the number of employees.

Salaries and benefits.    Expenses relating to our salaries and benefits increased by 30.2% from RMB140.9 million in the nine months ended September 30, 2012 to RMB183.5 million (US$30.0 million) in the nine months ended September 30, 2013. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses.    Our marketing expenses increased by 38.7% from RMB158.1 million in the nine months ended September 30, 2012 to RMB219.4 million (US$35.8 million) in the nine months ended September 30, 2013. This increase was mainly due to an increase in expenses relating to the search engine marketing efforts.

Office expenses.    Our office expenses decreased by 10.8% from RMB26.6 million in the nine months ended September 30, 2012 to RMB23.7 million (US$3.9 million) in the nine months ended September 30, 2013.

Operating lease expenses.    Our operating lease expenses increased by 36.7% from RMB20.1 million in the nine months ended September 30, 2012 to RMB27.5 million (US$4.5 million) in the nine months ended September 30, 2013, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses.    Our product development expenses increased by 89.4% from RMB36.1 million in the nine months ended September 30, 2012 to RMB68.4 million (US$11.2 million) in the nine months ended September 30, 2013. This increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Income Tax Expense.    Our income tax expense increased from RMB11.3 million in the nine months ended September 30, 2012 to RMB11.6 million (US$1.9 million) in the nine months ended September 30, 2013.

Profit attributable to ordinary shareholders.    As a result of foregoing, our profit increased from RMB73.3 million in the nine months ended September 30, 2012 to RMB146.5 million (US$23.9 million) in the nine months ended September 30, 2013.

Liquidity and Capital Resources

The following table presents a summary of our consolidated financial position data as of December 31, 2012 and September 30, 2013:

	As of December 31,	As of September 30,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Cash and cash equivalents	600,387	636,077	103,934
Total current assets	1,222,846	1,498,788	244,900
Total assets	1,423,781	1,693,589	276,730
Total equity	987,804	1,141,024	186,442
Total current liabilities	428,685	547,078	89,391
Total liabilities	435,977	552,565	90,288
Total equity and liabilities	1,423,781	1,693,589	276,730

Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and its SPEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB8.9 million as of December 31, 2012, respectively. For periods from our inception to December 31, 2010, no restricted portion was recorded because we did not have after-tax profits.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares and the net proceeds from our initial public offering in 2010. As of December 31, 2012 and September 30, 2013, we had RMB600.4 million and RMB636.1 million (US$103.9 million) in cash and cash equivalents, respectively. Although we consolidate the results of our PRC SPEs, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us.

We believe that our current cash, anticipated cash flows from our operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash and proceeds from this offering is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Our cash and cash equivalents as of December 31, 2012 and September 30, 2013 are listed in the table below.

	As of December 31, 2012	As of September 30, 2013
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	10.2	19.0
- in HK dollars	0.1	0.1
- in RMB	372.3	367.3

	382.6	386.4
Cash located in the PRC (all denominated in RMB and subject to currency conversion control):
- held by SPEs	182.7	243.1
- held by BBII	35.1	6.6

	217.8	249.7

Cash and cash equivalents	600.4	636.1

Cash located in the PRC, which are held by our SPEs and BBII, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.”

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Net cash from/(used in) operating activities	14,510	(86,690)	128,362	20,974	14,671	78,570	12,838
Net cash used in investing activities	(17,955)	(71,536)	(83,303)	(13,612)	(64,370)	(44,979)	(7,350)
Net cash from/(used in) financing activities	656,277	(39,118)	(48,972)	(8,002)	(47,815)	4,783	782

Net increase/(decrease) in cash and cash equivalents	652,832	(197,344)	(3,913)	(640)	(97,514)	38,374	6,270
Net foreign exchange difference	(286)	(4,419)	2,922	478	2,583	(2,684)	(438)
Cash and cash equivalents at beginning of the period	150,595	803,141	601,378	98,264	601,378	600,387	98,102

Cash and cash equivalents at the end of the period	803,141	601,378	600,387	98,102	506,447	636,077	103,934

Operating Activities

Net cash from operating activities was RMB78.6 million (US$12.8 million) for the nine months ended September 30, 2013. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB158.1 million (US$25.8 million), (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB22.3 million (US$3.6 million), amortization of intangible assets of RMB9.4 million (US$1.5 million), provision for bad debts of RMB11.1 million (US$1.8 million), and share-based payment of RMB12.1 million (US$2.0 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase of RMB115.9 million (US$18.9 million) in trade payables, an increase of RMB44.7 million (US$7.3 million) in other payables and accruals, a decrease of RMB43.6 million (US$7.1 million) in bills receivables and a decrease of RMB10.2 million (US$1.7 million) in prepayments and other receivables and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB306.1 million (US$50.0 million) in trade receivables. The increase in other payables and accruals was mainly attributable to an increase in advances from customers. The increase in trade receivables was primarily attributable to higher sales volume in the nine months ended September 30, 2013.

Net cash from operating activities was RMB14.7 million for the nine months ended September 30, 2012. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB84.6 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB12.9 million, amortization of intangible assets of RMB8.9 million, provision for bad debts of RMB8.0 million, and share-based payment of RMB8.6 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB36.7 million, a decrease of RMB28.9 million in bills receivables and an increase of RMB25.0 million in trade payables and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB161.4 million in trade receivables, an increase of RMB23.6 million in prepayments and other receivables and an increase of RMB16.8 million in inventories.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB45.0 million (US$7.3 million) for the nine months ended September 30, 2013. This amount was primarily attributable to RMB19.3 million (US$3.1 million) used in the purchase of property, plant and equipment, RMB18.0 million (US$2.9 million) paid to certain key management personnel in connection with the acquisition of Bitcar in 2011, RMB5.5 million (US$0.9 million) used in the purchase of available-for-sale investments and RMB3.6 million (US$0.6 million) used in the purchase of intangible assets.

Net cash used in investing activities was RMB64.4 million for the nine months ended September 30, 2012. This amount was primarily attributable to RMB39.3 million used in the purchase of property, plant and equipment, RMB19.0 million used in the purchase of available-for-sale investments and RMB7.3 million used in the purchase of intangible assets.

Financing Activities

Net cash from financing activities was RMB4.8 million (US$0.8 million) for the nine months ended September 30, 2013, mainly attributable to RMB5.5 million (US$0.9 million) from the exercise of options.

Net cash used in financing activities was RMB47.8 million for the nine months ended September 30, 2012, mainly attributable to RMB46.2 million used in the share repurchase program.

DSO

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other customers, which include all of our customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these other customers divided by gross billings to these other customers, multiplied by 365 days. Due to the seasonal nature of our business, we do not find DSO for interim periods a meaningful indicator of our business. In 2012, our annual DSO for automaker customers was 146 days and for other customers was 81 days.

Capital Expenditures

Our capital expenditures amounted to RMB65.6 million and RMB46.4 million (US$7.6 million) in the nine months ended September 30, 2012 and 2013, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets and acquisitions of subsidiaries.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2013:

	Payment Due by Period
	Total	Less Than1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	74,870	38,656	34,905	1,309	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation.

Recent Accounting Pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those adopted in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations as of January 1, 2013, noted below:

IAS 1, Financial Statement Presentation—Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) are presented separately from items that will never be reclassified. The adoption of this amendment affects presentation only and therefore, did not have an impact on the Group’s financial position or performance.

IAS 1, Clarification of the Requirement for Comparative Information (Amendment). These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening statement of financial position (as at January 1, 2012 in the case of the Group), presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The Group did not have a retrospective restatement or reclassification of items in its consolidated financial statements; therefore, the adoption of this amendment did not have an impact on the Group’s financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets in determining pension expense, to more simple clarifications and re-wording. The adoption of these amendments did not have a material impact on the Group’s financial position and performance.

IFRS 7, Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. As the Group does not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on the Group’s financial position and performance.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Management has assessed its sole existing joint arrangement, which is its investment in Target Net (Beijing) Technology Company Limited. Prior to the transition to IFRS 11, Target Net (Beijing) Technology Company Limited was determined to be a jointly controlled entity and accounted for using the equity method. Upon adoption of IFRS 11, the Group has determined its interest in Target Net (Beijing) Technology Company Limited to be a joint venture under IFRS 11 and it is required to be accounted for using the equity method. Therefore, the adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28 Investments in Associates and Joint Ventures. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The adoption of this amendment affects disclosure only and therefore, did not have a material impact on the Group’s financial position or performance.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the management re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required have been provided in the individual notes relating to the assets and liabilities for which fair values were determined.

Amendments to IFRS 10, IFRS 11 and IFRS 12—Transition Guidance. The amendments were issued in July 2012 and provide additional transition relief for IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments did not have a material impact on the Group’s consolidated financial statements.

In addition, the May 2012 Annual Improvements adopted below had no material impact on the Group’s consolidated financial statements.

IFRS 1, First-time Adoption of International Financial Reporting Standards. This improvement clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS. IAS 16, Property Plant and Equipment. This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation. This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34, Interim Financial Reporting. The amendment aligns the disclosure requirements for total segment assets with those for total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our second amended and restated memorandum of association and third amended articles of association and the Companies Law of the Cayman Islands, referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital, being US$50,000 divided into 1,250,000,000 shares of US$0.00004 each comprising shares of such class or classes (howsoever designated) as the board of directors may determine in accordance with our second amended and restated memorandum of association and third amended and restated articles of association. As of the date of this prospectus, there are 42,140,890 ordinary shares issued and outstanding.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our second amended and restated memorandum of association and third amended and restated articles of association.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless required by the rules of the listing exchange or a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as amending our second amended and restated memorandum of association and third amended and restated articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares.    Subject to the restrictions contained in our second amended and restated memorandum of association and third amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirements of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares.    Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our second amended and restated memorandum of association and third amended and restated articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our second amended and restated memorandum of association and third amended and restated articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders.    Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

History of Securities Issuances

The following is a summary of our recent securities issuances.

Ordinary Shares.

On May 5, 2010, Mr. Xuan Zhang exercised his option under the 2006 Plan and was issued 150,000 ordinary shares, which were transferred to LZ Holdings Limited, a British Virgin Islands corporation, on the same day.

On October 28, 2010, we effected a 1-to-2.5 share split. As a result, the number of our issued and outstanding ordinary shares increased from 4,997,220 shares to 12,493,050 shares.

Preference Shares.

On July 20, 2009, we issued 3,484,345 Series D-1 convertible preference shares to Bertelsmann Asia Investments AG for a total amount of $12,000,000.

On July 20, 2009, we issued 794,065, 20,195 and 814,260 Series D-2 convertible preference shares to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited, respectively. These preference shares were converted from the corresponding convertible promissory notes, which we issued to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited, respectively, on June 27, 2008.

The purchase price per share was determined through an arm’s-length negotiation with these investors and was approved by our board of directors. The preference shares are convertible, at the option of the holders of the preference shares, at any time after the date of issuance of such preference shares, into ordinary shares.

Option Grants.

As of September 30, 2013, we had 517,757.5 ordinary shares issuable upon the exercise of outstanding share options under the 2006 Plan and 2,757,800.5 ordinary shares issuable upon the exercise of outstanding share options under the 2010 Plan.

As of September 30, 2013, we have granted 400,000 RSUs under the 2012 Plan.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected if duly authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors.    Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Any such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our second amended and restated memorandum of association and third amended and restated articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest and be counted in the quorum at such meeting.

Majority Independent Board.    A domestic United States company listed on the NYSE must comply with requirement that a majority of the board of directors must comprise independent directors as defined under the NYSE rules. As a Cayman Islands company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands. We intend to rely on home country practice with respect to our corporate governance matters.

Shareholder Action by Written Consent.    Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Our second amended and restated memorandum and articles of association provide that any action required or permitted to be taken at our annual or extraordinary general meetings may be taken only upon the vote of members at an annual general meeting or extraordinary general meeting and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals.    The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Neither the Companies Law nor our second amended and restated memorandum of association and third amended and restated articles of association allow our shareholders to requisition a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us to call such meetings every year. Neither the Companies Law nor our third amended and restated articles of association provides shareholders any right to bring business before a general meeting or to nominate directors. Our third amended and restated articles of association only allow a majority of our board of directors or the chairman of our board of directors to call an extraordinary general meeting.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our second amended and restated memorandum of association and third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum of association and third amended and restated articles of association, directors can only be removed by the affirmative vote of the holders of representing at least 75% of the issued and outstanding shares of our company.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents.    Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our second amended and restated memorandum of association and third amended and restated articles of association may be amended by a special resolution of shareholders. In addition, any amendment to the director’s removal provisions requires the approval of holders of at least 75% of the issued and outstanding shares of our company.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum of association and third amended and restated articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our second amended and restated memorandum of association and third amended and restated articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our second amended and restated memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or executive director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

We have granted registration rights to holders of our preference shares in connection with their purchase of the preference shares in July 2009. Set forth below is a description of the registration rights granted under the investors’ rights agreement.

Demand Registration Rights.    At any time after six months following an initial public offering, the holders of at least 25% of the ordinary shares issuable or issued upon conversion of our preference shares, or Registrable Securities, or the Initiating Holders, have the right to request that we file a registration statement covering the offer and sale of part or all of their Registrable Securities, provided that the securities proposed to be registered have an estimated market value of at least $7,500,000. We are not obligated to effect more than three such demand registrations. A demand registration is not considered to have been effected if an underwritten offering is contemplated by such demand registration and the conditions to closing specified in the applicable underwriting agreement are not satisfied for any reason, other than by reason of a failure by the Initiating Holders.

Form F-3 or Form S-3 Registration Rights.    At any time after six months following a qualified initial public offering, as defined in the investors’ rights agreement, if we are eligible to use Form F-3 or Form S-3, the Initiating Holders have the right to request that we file a registration statement on Form F-3 or Form S-3 covering part or all of their Registrable Securities provided that the securities proposed to be registered have an estimated market value of at least $3,000,000. There is no limit to the number of Form F-3 or Form S-3 registrations the Initiating Holders may request.

Piggyback Registration Rights.    If we propose to file a registration statement with respect to an offering of equity or equity—related securities of our company, we must generally offer each holder of Registrable Securities the opportunity to include its Registrable Securities in the registration statement. We have the right to withdraw or delay any registration whether or not any such holder has elected to participate in the registration. We are not required to register any Registrable Securities in an underwritten offering unless these securities are included in the underwriting and their holders enter into an underwriting agreement in customary form with the underwriters selected by us. The underwriters may exclude some or all of these securities if including them would have a significant adverse effect on the underwritten offering, provided that such exclusion does not reduce the number of Registrable Securities to be included by such holders below 20% of the total number of ordinary shares to be included in such offering.

Expenses of Registration.    We will pay all expenses relating to any demand, Form F-3, Form S-3 or piggyback registration, except for underwriting discounts and commissions.

Our Right to Defer Registration.    We have the right to defer the registration requested by the Initiating Holders pursuant to their demand registration rights and Form F-3 or Form S-3 registration rights, if within 10 days of the receipt of any registration request from the Initiating Holders we inform the Initiating Holders of our bona fide intention to file our own registration statement within 60 days of the receipt of such request, or if such request is made within six months immediately following the effective date of any registration statement relating to securities of our company. We can also defer such registration for a period of not more than 90 days if, in the good faith judgment of a majority of our board of directors, filing a registration statement at that time would require us to make a public disclosure of material non-public information which, but for the filing of the registration statement, would not be required to be disclosed and if disclosed, would have a materially adverse impact on us. We cannot use the deferral right described in the previous sentence more than once in any twelve month period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the

ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Ordinary Shares”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote, directly or by proxy, all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of

ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote, directly or by proxy, the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ADSs or the shareholders of the Company may be materially adversely affected.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our second amended and restated memorandum of association and third amended articles of association only otherwise require an advance notice of at least 10 days.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
•Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•Cancellation of ADSs	Up to U.S. 5¢ per ADS cancelled
•Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
•Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (normally not to exceed 30% of the shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

TAXATION

The following discussion of certain Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 24, 2010.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its SPEs and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, and it is not clear whether the tax treaty benefit would be applicable in such cases.

See “Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or Notice 24, to clarify several issues related to Circular 698. Notice 24 became effective on April 1, 2011. According to Notice 24, the term “effective tax rate” refers to the effective tax rate on the gains derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gains derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional cities and provinces, including Beijing, Tianjin, Zhejiang Province, Anhui Province, Guangdong Province, Fujian Province, Hubei Province and Jiangsu province, in 2012.

With respect to our entities located outside of these cities and provinces, and for the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities located in these areas fall within the scope of the VAT Pilot Program have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program implemented in those cities and provinces for our services that are deemed by the relevant tax authorities to be within the relevant industries.

See “We may have exposure to greater than anticipated tax liabilities.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing U.S. federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any U.S. federal estate, gift or alternative minimum tax consequences or any non-U.S. (except for the limited instances where PRC tax law and potential PRC taxes are discussed), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income is generally any income that would be foreign personal holding company income under the Code including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Company Limited, or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

Assuming that we are the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we primarily operate as a provider of internet marketing services for China’s automotive industry. Based on the market value of our ADSs and ordinary shares and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2012 and we do not expect to be a PFIC for our taxable year ending December 31, 2013. However, the IRS does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. Further, there can be no assurance that we will or will not be a PFIC for our current taxable year or for any subsequent taxable years, as PFIC status is retested each year after the close of such year. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares (unless such U.S. holder makes a “deemed sale” election, as discussed below), and such a U.S. Holder will become subject to special rules discussed below. U.S. Holders are urged to consult with their tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of the rules applicable to qualified dividends and which includes an exchange of information program, or (ii) our ADSs or ordinary shares are readily tradable on an established securities market in the United States. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States, though no assurances can be given with respect to our ADSs in this regard. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “—PRC Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. You are urged to consult your tax advisor regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis in such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other markets for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Because as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC or are treated as such with respect to such holder, the holder may be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification, or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Additional Tax Reporting Requirements

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

SHARES ELIGIBLE FOR FUTURE SALE

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction in the United States or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

The ordinary shares held by existing shareholders prior to our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules and the registration rights held by certain of our shareholders are described below.

Rule 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of our initial public offering in November 2010, certain holders of our ordinary shares or their transferees have been entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. International plc

Total

The underwriters and the representatives are collectively referred to as the “underwriters.” The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker-dealer affiliate in the United States Morgan Stanley & Co. LLC.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                      additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$             and the total underwriters’ discounts and commissions would be $            .

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholder will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholder and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	$	$
Total by us	$	$
Total by the selling shareholder	$	$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, the NYSE listing fees, and printing, legal, accounting and miscellaneous expenses.

Our ADSs are listed on the NYSE under the symbol “BITA.”

We have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc on behalf of the underwriters, we will not, subject to certain exceptions, during the period ending 90 days after the date of this prospectus:

•	directly or indirectly, offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any ADSs, ordinary shares underlying the ADSs or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares (the “Lock-Up Securities”);

•	file or publicly disclose an intention to file any registration statement under the Securities Act with respect to any of the Lock-Up Securities; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Lock-Up Securities;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the sale and transfer of the ADSs and the underlying ordinary shares in this offering,

•	the issuance of share options to our directors, officers, employees, consultants and advisors, or

•	the issuance of the ordinary shares upon the exercise of share options issued by us pursuant to the share option plans existing on the date hereof.

Each of our directors, executive officers, our principal existing shareholders and the selling shareholder has agreed, subject to certain exceptions, not to:

•	directly or indirectly, offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of the Lock-Up Securities, whether now owned or hereafter acquired by the transferor or with respect to which the transferor has or hereafter acquires the power of disposition; or

•	enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of the Lock-Up Securities;

during the period ending 90 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc on behalf of the underwriters, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the sale and transfer of the ADSs and the underlying ordinary shares in this offering;

•	transactions relating to any Lock-Up Security acquired in this offering or in open market transactions after the completion of this offering;

•	the exercise by any of our directors, executive officers and shareholders of their rights to acquire any Lock-Up Security issued pursuant to any of our share option or similar equity incentive or compensation plans (collectively, the “Equity Incentive Grants”), provided that in each case, such plan is in effect as of the date hereof and disclosed herein (it being understood that any subsequent sale, transfer or disposition of any of our securities issued upon exercise of such Equity Incentive Grants shall be subject to the same restrictions);

•	transfers of the Lock-Up Securities to affiliates (as defined in Rule 12b-2 of the Exchange Act) of such director, executive officer or shareholder, and also, in the case of any shareholder that is a fund, a transfer to funds under common management with such shareholder or the limited partners, general partners or other principals of such fund or such shareholder; and

•	transfers of Lock-Up Securities to (i) an immediate family member or a trust formed for the benefit of such director, executive officer or shareholder or any immediate family member of such director, executive officer or shareholder, (ii) as a bona fide gift, or (iii) through will or intestacy;

provided that in the case of any transfer or distribution under the fourth and fifth bullet points above, each transferee, donee or distributee shall sign and deliver a lock-up letter.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities under the Securities Act. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments that the underwriters may be required to make for these liabilities.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ADSs to be offered so as to enable an investor to decide to purchase any of our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs in, from or otherwise involving the United Kingdom.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art.1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Japan

This offering has not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948 of Japan, as amended, or the FIEL). The underwriters have represented and agreed that the ADSs being offered hereby which they purchase will be purchased by them as principal and that they will not, directly or indirectly, offer or sell any ADSs in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ADSs being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the ADSs being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell the ADSs being offered hereby or cause such ADSs to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Canada

The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. King & Wood Mallesons may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Bitauto Holdings Limited appearing in Bitauto Holdings Limited’s Annual Report (Form 20-F) for the year ended December 31, 2012, and the effectiveness of Bitauto Holdings Limited’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at 17/F Ernst & Young Tower, Oriental Plaza, No.1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	US$
FINRA filing fee
NYSE listing fee
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

We have filed a registration statement with the SEC on Form F-3 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement with the SEC on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-3, does not contain all of the information contained or incorporated by reference in the registration statement. You should read our registration statements and their exhibits and schedules and the information incorporated by reference in them for further information with respect to us and our ADSs.

BITAUTO HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2012 and 2013	F-2
Unaudited interim condensed consolidated statement of financial position as at September 30, 2013 and audited consolidated statement of financial position as at December 31, 2012	F-3
Unaudited interim condensed consolidated statements of changes in equity for the nine months ended September 30, 2012 and 2013	F-4
Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30, 2012 and 2013	F-6
Notes to unaudited interim condensed consolidated financial statements	F-8

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) except for number of shares)

		For the Nine Months Ended September 30,
		2012	2013
	Notes	RMB	RMB
		(Unaudited)	(Unaudited)
Revenue	4	702,029,325	955,719,341
Cost of revenue		(198,477,283)	(234,109,467)

Gross profit		503,552,042	721,609,874

Selling and administrative expenses		(381,896,066)	(506,425,555)
Product development expenses		(36,112,760)	(68,410,188)

Operating profit		85,543,216	146,774,131

Other income	5.2	1,060,580	8,404,362
Other expenses	5.3	(3,087,447)	(5,471,779)
Interest income		3,486,096	6,885,943
Interest expense		(2,361,675)	(673,561)
Changes in fair value of financial assets		(165,783)	—
Share of profits of an associate and a joint venture		75,269	2,171,150

Profit before tax		84,550,256	158,090,246

Income tax expense	7	(11,271,838)	(11,588,129)

Profit for the period attributable to ordinary shareholders		73,278,418	146,502,117

Other comprehensive income/(loss)

Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil		2,577,722	(10,655,148)
Net gain/(loss) on available-for-sale financial instrument, net of tax of nil		876,383	(160,412)

Other comprehensive income/(loss) for the period, net of tax		3,454,105	(10,815,560)

Total comprehensive income for the period attributable to ordinary shareholders		76,732,523	135,686,557

Profit per share
- basic, profit for the period per share attributable to ordinary shareholders		1.84	3.70
- diluted, profit for the period per share attributable to ordinary shareholders		1.81	3.53

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in Renminbi (“RMB”) except for number of shares)

		December 31, 2012	September 30, 2013
	Notes	RMB	RMB
		(Audited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	9	78,042,235	74,459,000
Intangible assets		48,309,534	44,569,572
Investments in an associate and a joint venture		3,408,599	5,579,749
Available-for-sale investments	10.1	19,645,330	23,849,319
Goodwill		38,992,640	38,992,640
Deferred tax assets		12,537,048	7,351,076

		200,935,386	194,801,356

Current assets
Trade receivables		472,074,696	767,076,658
Bills receivables		68,768,260	25,146,400
Prepayments and other receivables		75,326,627	62,294,559
Due from related parties	14	5,445,445	3,912,280
Inventories		42,572	3,936,891
Financial assets at fair value through profit or loss	10.2	37,713	—
Cash and cash equivalents	11	600,385,558	636,076,705
Other current assets		764,604	344,072

		1,222,845,475	1,498,787,565

TOTAL ASSETS		1,423,780,861	1,693,588,921

EQUITY AND LIABILITIES
Equity
Issued capital		11,696	11,819
Share premium		2,409,156,049	2,417,659,981
Treasury shares		(62,727,907)	(62,727,907)
Employee equity benefit reserve		40,992,540	50,021,639
Other reserve
- Foreign currency translation reserve		24,784,606	14,129,458
- Available-for-sale financial instrument reserve		1,093,734	933,322
Accumulated losses		(1,425,506,335)	(1,279,004,218)

Total equity		987,804,383	1,141,024,094

Non-current liabilities
Deferred tax liabilities		7,291,615	5,487,021

		7,291,615	5,487,021

Current liabilities
Trade payables		132,821,192	249,125,800
Other payables and accruals		224,477,692	269,193,266
Due to related parties	14	18,425,000	3,512,515
Income tax payable		52,960,979	25,246,225

		428,684,863	547,077,806

Total liabilities		435,976,478	552,564,827

TOTAL EQUITY AND LIABILITIES		1,423,780,861	1,693,588,921

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Renminbi (“RMB”) except for number of shares)

	For the Nine Months Ended September 30, 2012
	Issued capital	Share premium	Treasury shares	Employee equity benefits reserve	Other reserve- foreign currency translation reserve, net of tax of nil	Other reserve- available-for-sale financial instrument reserve, net of tax of nil	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2012	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	—	(1,560,667,982)	885,861,500
Profit for the period	—	—	—	—	—	—	73,278,418	73,278,418
Other comprehensive income	—	—	—	—	2,577,722	876,383	—	3,454,105

Total comprehensive income for the period	—	—	—	—	2,577,722	876,383	73,278,418	76,732,523
Share-based payment	—	—	—	8,644,790	—	—	—	8,644,790
Repurchase of ordinary shares	—	—	(45,918,375)	—	—	—	—	(45,918,375)

At September 30, 2012	11,696	2,409,156,049	(62,727,907)	36,351,511	29,042,270	876,383	(1,487,389,564)	925,320,438

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in Renminbi (“RMB”) except for number of shares)

	For the Nine Months Ended September 30, 2013
	Issued capital	Share premium	Treasury shares	Employee equity benefits reserve	Other reserve- foreign currency translation reserve, net of tax of nil	Other reserve- available-for-sale financial instrument reserve, net of tax of nil	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2013	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383
Profit for the period	—	—	—	—	—	—	146,502,117	146,502,117
Other comprehensive loss	—	—	—	—	(10,655,148)	(160,412)	—	(10,815,560)

Total comprehensive (loss)/income for the period	—	—	—	—	(10,655,148)	(160,412)	146,502,117	135,686,557
Exercise of options	—	8,503,932	—	(3,047,567)	—	—	—	5,456,365
Issuance of ordinary shares	123	—	—	—	—	—	—	123
Share-based payment	—	—	—	12,076,666	—	—	—	12,076,666

At September 30, 2013	11,819	2,417,659,981	(62,727,907)	50,021,639	14,129,458	933,322	(1,279,004,218)	1,141,024,094

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) except for number of shares)

		For the Nine Months Ended September 30,
	Notes	2012	2013
		RMB	RMB
		(Unaudited)	(Unaudited)
Operating activities
Profit before tax		84,550,256	158,090,246

Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment		12,875,102	22,311,369
Amortization of intangible assets		8,892,407	9,366,604
Exercise of Car King Holding Ltd. warrant		—	37,671
Loss on disposal of property, plant and equipment		394,770	342,395
Share-based payment	12	8,644,790	12,076,666
Provision for bad debts	5.1	7,985,087	11,133,636
Impairment of available-for-sale investments	5.3	—	771,232
Interest income		(3,486,096)	(6,885,943)
Interest expense		2,361,675	673,561
Share of profits of an associate and a joint venture		(75,269)	(2,171,150)
Unrealized exchange gains		(53,758)	(7,574,691)
Changes in fair value of financial assets		165,783	—

Changes in working capital:
Trade receivables		(161,372,200)	(306,135,598)
Bills receivables		28,858,209	43,621,860
Prepayments and other receivables		(23,611,095)	10,212,070
Due from related parties		5,647,470	1,533,165
Inventories		(16,755,546)	(3,894,319)
Other current assets		382,708	420,532
Other non-current assets		377,787	—
Trade payables		25,005,816	115,873,488
Other payables and accruals		36,699,687	44,715,573
Due to related parties		(799,996)	3,087,515

		16,687,587	107,605,882
Interest received		3,486,096	6,885,943
Income tax paid		(5,502,921)	(35,921,504)

Net cash flows from operating activities		14,670,762	78,570,321

Investing activities
Proceeds from sale of property, plant and equipment		1,239,871	1,433,601
Purchases of property, plant and equipment	9	(39,300,291)	(19,272,889)
Purchases of intangible assets		(7,336,093)	(3,606,642)
Purchase of available-for-sale investments	10.1	(18,973,656)	(5,533,197)
Acquisition of a subsidiary, net of cash acquired	3	—	(18,000,000)

Net cash flows used in investing activities		(64,370,169)	(44,979,127)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in Renminbi (“RMB”) except for number of shares)

		For the Nine Months Ended September 30,
	Notes	2012	2013
		RMB	RMB
		(Unaudited)	(Unaudited)
Financing activities
Interest expense paid		(1,604,290)	(673,561)
Exercise of options		—	5,456,365
Repurchase of ordinary shares		(46,210,492)	—

Net cash flows (used in)/from financing activities		(47,814,782)	4,782,804

Net (decrease)/increase in cash and cash equivalents		(97,514,189)	38,373,998
Net foreign exchange difference		2,583,812	(2,682,851)
Cash and cash equivalents at beginning of the year		601,377,150	600,385,558

Cash and cash equivalents at end of the period		506,446,773	636,076,705

Supplemental disclosure of non-cash activities:
Acquisition of subsidiary		757,385	—
Purchases of property, plant and equipment		3,320,943	2,115,758
Exchange of advertising services for motor vehicles		1,396,347	—
Purchases of intangible assets		39,014	—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and special purpose entities (the “SPEs”). The Company conducts its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SPEs (collectively, the “Group”), which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of Internet content and marketing services in the automobile industry, including advertising services, subscription services, listing services and one-stop digital marketing services in the PRC.

As at September 30, 2013, the Company’s subsidiaries and the SPEs are as follows:

Name	Place and date of incorporation or registration and place of operations
Subsidiaries
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
Bitauto Hong Kong Limited	April 27, 2010 Hong Kong
SPEs
Beijing C&I Advertising Company Limited	December 30, 2002 PRC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing New Line Advertising Company Limited	June 8, 2006 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing Taoche Information Technology Company Limited	February 2, 2008 PRC
Beijing Easy Auto Media Company Limited	March 7, 2008 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”)	October 16, 2008 PRC
Beijing BitOne Technology Company Limited	August 13, 2010 PRC
Beijing Bit EP Information Technology Company Limited (“EP”)	June 3, 2011 PRC

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information (continued)

Bitauto HK’s principal activities are the provision of administrative and consulting services to BBII. BBII’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs’ principal activities are the provision of advertising services, subscription services, listing services and one-stop digital marketing services through various forms of media, such as websites.

2.	Basis of preparation and significant accounting policies

The interim condensed consolidated financial statements for the nine months ended September 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting and with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements approved on November 25, 2013 do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2012.

Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. Due to the seasonal nature of the advertising services in the automobile industry, higher revenues are usually expected in the second half of the year compared to the first six months. Higher revenues are mainly attributed to marketing campaigns and advertising strategies of car manufacturers and car dealers that are concentrated in the last six months of the year.

Significant accounting policies

Revenue recognition

Dealer subscription and listing services

The Group provides advertisement services to new and used car dealers. The Group makes available throughout the subscription or listing period a proprietary platform linked to its website or media vendors’ websites where auto dealers can publish information such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, the Group provides customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets.

Fair value measurement

The Group’s management determines the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets, such as financial assets at fair value through profit or loss and available-for-sale investments. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. The Group’s management decides, after discussions with the Group’s independent appraisers, which valuation techniques and inputs to use for each case.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.	Basis of preparation and significant accounting policies (continued)

Significant accounting policies (continued)

Fair value measurement (continued)

At each reporting date, management analyzes the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Management, in conjunction with the Group’s independent appraisers, also compares significant changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained in Note 10.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those adopted in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations as of January 1, 2013, noted below:

IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) are presented separately from items that will never be reclassified. The adoption of this amendment affects presentation only and therefore, did not have an impact on the Group’s financial position or performance.

IAS 1, Clarification of the Requirement for Comparative Information (Amendment). These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening statement of financial position (as at 1 January 2012 in the case of the Group), presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The Group did not have a retrospective restatement or reclassification of items in its consolidated financial statements; therefore, the adoption of this amendment did not have an impact on the Group’s financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets in determining pension expense, to more simple clarifications and re-wording. The adoption of these amendments did not have a material impact on the Group’s financial position and performance.

IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.	Basis of preparation and significant accounting policies (continued)

Significant accounting policies (continued)

disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. As the Group does not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on the Group’s financial position and performance.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Management has assessed its sole existing joint arrangement, which is its investment in Target Net (Beijing) Technology Company Limited. Prior to the transition to IFRS 11, Target Net (Beijing) Technology Company Limited was determined to be jointly controlled entity and accounted for using the equity method. Upon adoption of IFRS 11, the Group has determined its interest in Target Net (Beijing) Technology Company Limited to be a joint venture under IFRS 11 and it is required to be accounted for using the equity method. Therefore, the adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28 Investments in Associates and Joint Ventures. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The adoption of this amendment affects disclosure only and therefore, did not have a material impact on the Group’s financial position or performance.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the management re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required have been provided in the individual notes relating to the assets and liabilities for which fair values were determined.

Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance. The amendments were issued in July 2012 and provide additional transition relief for IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.	Basis of preparation and significant accounting policies (continued)

Significant accounting policies (continued)

provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments did not have a material impact on the Group’s consolidated financial statements.

In addition, the May 2012 Annual Improvements adopted below had no material impact on the Group’s consolidated financial statements.

IFRS 1, First-time Adoption of International Financial Reporting Standards. This improvement clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS. IAS 16, Property Plant and Equipment. This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation. This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34, Interim Financial Reporting. The amendment aligns the disclosure requirements for total segment assets with those for total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

3.	Acquisitions

Acquisition of Bitcar

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. Bitcar is a provider of mobile Internet enabled sales tools for the PRC automobile industry. The Group acquired Bitcar to integrate Bitcar’s Digital Sales Assistant system with its existing online marketing platform.

The total purchase consideration comprises of two cash payments, a closing payment and one payment contingent on achieving certain performance targets. There will be an additional cash payment to the selling shareholders of Bitcar (who are the Group’s key management personnel), amounting to the difference between (i) Bitcar’s revenues for the year ended December 31, 2012 calculated in accordance with IFRS; and (ii) the closing payment of RMB45,000,000, subject to a total purchase consideration cap of RMB63,000,000.

On March 20, 2013, the Group paid out the RMB18,000,000 contingent consideration due to the key management personnel associated with the Group’s acquisition of Bitcar.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions (continued)

Acquisition of Bitcar (continued)

Consideration at acquisition date:

RMB
Closing payment	45,000,000
Contingent consideration	15,036,000

Total consideration	60,036,000

Cash flows associated with this acquisition:

	2011	2012	2013
	RMB	RMB	RMB
Cash acquired	113,633	—	—
Cash paid	(45,000,000)	—	(18,000,000)

4.	Revenue

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Advertising activities	412,201,088	571,169,973
Dealer subscription and listing services	235,569,853	333,625,375
Advertising agent services	54,258,384	50,923,993

	702,029,325	955,719,341

5.	Profit before tax

5.1 Provision for bad debts

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Provision for bad debts	7,985,087	11,133,636

5.2 Other income

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Unrealized exchange gains	—	7,585,172
Gain on disposal of property, plant and equipment	200,603	234,955
Others	859,977	584,235

	1,060,580	8,404,362

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies translated at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gain above is as a result of the appreciation of the RMB against the US$.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

5.	Profit before tax (continued)

5.3 Other expenses

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Loss on disposal of property, plant and equipment	595,373	577,350
Impairment of available-for-sale investments	—	771,232
Others	2,492,074	4,123,197

	3,087,447	5,471,779

6.	Operating segment information

Until December 31, 2012, the Group managed businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In late 2012, the Easypass services, which were part of the bitauto.com business, had grown into an automobile marketing and customer relationship management (“CRM”) platform providing web-based integrated digital marketing and CRM applications to automobile dealers in China, collectively known as “EP platform business”. Based on the above, management started to oversee and monitor the EP platform business as a separate business unit starting January 1, 2013. As a result, starting January 1, 2013, management organized the Group into four reportable operating segments as follows:

•	The bitauto.com advertising business segment comprises of advertising activities.

•	The EP platform business segment comprises of dealer subscription services targeted to the new car automobile market.

•	The taoche.com business segment comprises of advertising activities, and dealer listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of advertising activities, and advertising agent services.

Although the taoche.com business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the bitauto.com business operating segment, management believes that information about this segment would be useful to users of the consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the Group’s total revenue in future periods. Accordingly, management disclosed the taoche.com business segment as a separate reportable segment.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from external customers within the PRC, no geographical segments are presented.

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate operating, non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is gross profit. A reconciliation of gross profit to profit before tax from continuing operations is presented in the statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

6.	Operating segment information (continued)

Nine months ended, September 30, 2012	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	318,941,267	231,213,396	16,981,598	134,893,064	702,029,325
Cost of revenue	(53,067,444)	(57,356,225)	(27,274,564)	(60,779,050)	(198,477,283)

Gross profit/(loss)	265,873,823	173,857,171	(10,292,966)	74,114,014	503,552,042

Operating profit/(loss)	79,044,574	34,205,394	(27,000,734)	(706,018)	85,543,216

Nine months ended, September 30, 2013	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	468,488,067	331,726,791	13,735,468	141,769,015	955,719,341
Cost of revenue	(65,984,427)	(77,752,794)	(22,058,114)	(68,314,132)	(234,109,467)

Gross profit/(loss)	402,503,640	253,973,997	(8,322,646)	73,454,883	721,609,874

Operating profit/(loss)	129,451,754	62,248,988	(37,345,407)	(7,581,204)	146,774,131

7.	Income tax expense

The income tax expense is RMB11,588,129, or an effective tax rate of approximately 7.3%, for the nine months ended September 30, 2013.

Consistent with prior periods, the Group’s effective tax rate differs from the anticipated PRC statutory tax rate of 25%, mainly as a result of foreign tax rate differences, a preferential tax rate applicable to BBII and EP, and nondeductible permanent differences.

The major components of income tax expense for the nine months ended September 30, 2012 and 2013 are:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Income tax expense
Current income tax expense	11,635,254	8,206,750
Deferred income tax expense relating to origination and reversal of deferred taxes	(363,416)	3,381,379

Income tax expense reported in the unaudited interim condensed consolidated statements of comprehensive income	11,271,838	11,588,129

8.	Impairments

Goodwill and Intangible assets with indefinite lives

Goodwill associated with the acquisition of Bitcar has been allocated to the following cash-generating units, which are separate entities, respectively, for impairment testing.

•	Beijing Bitcar Interactive Information Technology Company Limited

•	Beijing Bit EP Information Technology Company Limited

Intangible assets with indefinite lives are mainly lifetime memberships and trade names. They do not generate cash inflows independently of other assets or groups of assets and their carrying amount cannot be

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

8.	Impairments (continued)

Goodwill and Intangible assets with indefinite lives (continued)

allocated on a reasonable and consistent basis to the individual cash-generating units under review. The lifetime memberships and trade names qualify as corporate assets and are allocated to the Group for impairment testing.

Impairment is tested annually (as at December 31) and when circumstances indicate the carrying value may be impaired. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts as of December 31, 2012. There were no indicators of impairment noted associated with goodwill and intangible assets with indefinite lives for the nine months ended September 30, 2013.

The recoverable amount of each cash-generating unit was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The key assumptions used to determine the recoverable amount for the different cash-generating units were discussed in the annual consolidated financial statements for the year ended December 31, 2012.

Available-for-sale investments

For available-for-sale investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is ‘significant’ or ‘prolonged’ requires judgment. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. See Note 10 for fair value disclosures.

The Group identified an impairment of RMB771,232 on available-for-sale investments, which was reclassified from other comprehensive income to profit or loss. The impairment loss was included in the other expenses line item in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

9.	Property, plant and equipment

During the nine months ended September 30, 2013, the Group acquired computers and servers, motor vehicles, furniture and fixtures and made leasehold improvements amounting to RMB20,504,130 (the nine months ended September 30, 2012: RMB43,824,281).

Assets with a net book value of RMB1,775,996 (the nine months ended September 30, 2012: RMB1,634,641) were disposed of by the Group during the nine months ended September 30, 2013, resulting in a loss on disposal of RMB342,395 (the nine months ended September 30, 2012: RMB394,770).

10.	Other financial assets and financial liabilities

10.1 Other financial assets

On May 24, 2012, the Company purchased 4,050,000 Series B Preference Shares (“Series B PS”) issued by Car King Holding Ltd. (“Car King”), for a total consideration of US$2,999,835. Car King was founded in April 2011 as a limited liability company incorporated under the laws of British Virgin Islands, mainly engaged in the business of used cars sales. In conjunction with the Company’s purchase of Series B PS, Car

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Other financial assets and financial liabilities (continued)

10.1 Other financial assets (continued)

King also issued a warrant that entitled the Company to purchase a certain number of the Series B PS from Car King. The aggregate amount of purchase price under the Preference Shares Purchase Warrant shall be US$900,000. Car King’s Series B PS and the Preference Shares Purchase Warrant are recognized as available-for-sale investments and financial assets at fair value through profit or loss, respectively.

On March 6, 2013, the Company exercised the Preference Shares Purchase Warrant issued by Car King. The Company purchased 934,676 Series B PS at a purchase price per share of US$0.9629 for an aggregate purchase price of US$899,999.52 which was recognized as an available-for-sale investment.

The reconciliations of the carrying values of other financial assets as at December 31, 2012 and September 30, 2013 are as follows:

	December 31, 2012	September 30, 2013
	RMB	RMB
	(audited)	(unaudited)
Financial assets at fair value through profit or loss
Opening balance	—	37,713
Car King warrant	303,866	—
Changes in fair value of financial assets	(267,297)	—
Exercise of Car King warrant	—	(37,671)
Foreign exchange reserve	1,144	(42)

Closing balance	37,713	—

Available-for-sale investments
Opening balance	—	19,645,330
Car King Series B Preference Shares	18,551,596	—
Purchase of Car King Series B Preference Shares upon exercise of Car King warrant	—	5,533,197
Total gain/(loss) recognized in other comprehensive income	1,093,734	(160,412)
Impairment expense recognized in profit or loss	—	(771,232)
Foreign exchange reserve	—	(397,564)

Closing balance	19,645,330	23,849,319

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows:

	December 31, 2012
Financial assets at fair value through profit or loss
Total enterprise equity value of Car King	US$	29,000,000
Expected volatility		29.63%
Dividend yield		0.00%
Risk-free rate		0.10%
Expected life		0.23 year

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Other financial assets and financial liabilities (continued)

10.1 Other financial assets (continued)

	December 31, 2012		September 30, 2013
Available-for-sale investments
Total enterprise equity value of Car King	US$	29,000,000	US$	30,000,000

Any changes in the major inputs into the model will result in changes in the fair value of the other financial assets.

10.2 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements:

	December 31, 2012		September 30, 2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
	RMB	RMB	RMB	RMB
	(audited)	(audited)	(unaudited)	(unaudited)
Financial assets
Trade receivables	472,074,696	472,074,696	767,076,658	767,076,658
Bills receivables	68,768,260	68,768,260	25,146,400	25,146,400
Other receivables and due from related parties	58,947,215	58,947,215	61,469,098	61,469,098
Cash and cash equivalents	600,385,558	600,385,558	636,076,705	636,076,705
Financial assets at fair value through profit or loss	37,713	37,713	—	—
Available-for-sale investments	19,645,330	19,645,330	23,849,319	23,849,319

Total	1,219,858,772	1,219,858,772	1,513,618,180	1,513,618,180

Financial liabilities
Trade payables	132,821,192	132,821,192	249,125,800	249,125,800
Other payables, advances from customers, due to related parties	120,147,116	120,147,116	173,894,788	173,894,788

Total	252,968,308	252,968,308	423,020,588	423,020,588

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade receivables, bills receivables, other receivables, trade payables and other payables approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Other financial assets and financial liabilities (continued)

10.2 Fair values (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the financial instruments that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

As at December 31, 2012 and September 30, 2013, the Group held the following financial instruments carried at fair value on a recurring basis in the statement of financial position:

	December 31, 2012
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	19,645,330	—	—	19,645,330
Financial assets at fair value through profit or loss	37,713	—	—	37,713

	19,683,043	—	—	19,683,043

	September 30, 2013
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	23,849,319	—	—	23,849,319

	23,849,319	—	—	23,849,319

During the nine-month period ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The other financial assets are measured at fair value. The fair value of these instruments are based primarily on the total enterprise equity value of Car King, which has been estimated using a discounted cash flow model. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. As it relates to the other financial assets, management has determined the potential effect of using reasonably possible alternatives, a change in the net cash flows of 5% in either direction as inputs to the valuation model. A decrease of in the net cash flows of 5% would reduce the fair value of other financial assets by RMB1,122,000, while an increase in the net cash flows of 5% would increase the fair value of other financial assets by RMB1,106,200. As it relates to the financial assets at fair value through profit and loss, management has determined that the potential effect of changing the inputs to the valuation model would not change the fair value significantly.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Cash and cash equivalents

	December 31, 2012	September 30, 2013
	RMB	RMB
Cash at bank and on hand	600,385,558	636,076,705

Cash at bank earns interest at floating rates based on daily bank deposit rates.

12.	Share-based payments

The expenses recognized for employee services received during the periods are shown in the following table:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Expense arising from employee stock incentive plan	8,644,790	12,076,666

On August 7, 2012, the Company implemented an Employee Stock Incentive Plan (“2012 Plan”) under which the Company has reserved 1,908,180.0 ordinary shares to motivate, attract and retain employees, and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units (“RSUs”).

On August 7, 2013, the Company granted 400,000 RSUs to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of the Group in any fiscal year from 2013 to 2016 equal or exceed 125% of the total revenues of the Group for the immediately preceding fiscal year. In the event that the total revenues of the Group in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs on August 7 of the following fiscal year. If the revenue performance targets are achieved, the first 30% of the RSUs would vest on August 7, 2014, the second 30% of the RSUs would vest on August 7, 2015, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

Based on its evaluation of the Group’s current performance against financial budgets covering a four-year period, management concluded that it is probable that the revenue performance targets above will be achieved. The share-based payment expense recognized associated with the performance-based RSUs amounted to RMB2,529,920 for the nine months ended September 30, 2013. The fair value of services received in return for RSUs granted was measured by reference to the fair value of the RSUs granted, which was based on the closing price of the Company’s publicly traded ordinary shares of the grant date.

13.	Commitments and contingencies

Operating lease commitments – Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 2 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Commitments and contingencies (continued)

Operating lease commitments – Group as lessee (continued)

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as at December 31, 2012 and September 30, 2013 are as follows:

	December 31, 2012	September 30, 2013
	RMB	RMB
Within one year	25,448,244	38,655,501
After one year but not more than five years	23,056,559	36,214,290
Later than five years	—	—

	48,504,803	74,869,791

Legal Proceedings

The Group may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of the Group’s business. The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim that, in the view of the management, is likely to materially and adversely affect the Group’s business, financial condition or results of operations.

14.	Related party disclosures

The following table summarizes the related party transactions for the nine months ended September 30, 2012 and 2013:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Services purchased from entities with common shareholders of the Company
- Beijing Auto Radio Advertising Company Limited	171,599	—
- Auto Weekly (Beijing) Media Advertising Company Limited	270,000	969,777

	441,599	969,777

Services purchased from an associate and a joint venture
- Beijing Xinchuang Interactive Advertising Company Limited	213,676	—
- Target Net (Beijing) Technology Company Limited	—	5,410,037

	213,676	5,410,037

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

14.	Related party disclosures (continued)

The following table summarizes the related party balances as at December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
	RMB	RMB
Amounts due from entities with common shareholders of the Company	4,778,779	3,912,280
Amounts due from a joint venture	666,666	—

Total amounts due from related parties	5,445,445	3,912,280

	December 31, 2012	September 30, 2013
	RMB	RMB
Amounts due to key management personnel for the purchase consideration associated with the acquisition of Bitcar	18,000,000	—
Amounts due to Auto Weekly (Beijing) Media Advertising Company Limited	—	498,182
Amounts due to a joint venture	425,000	3,014,333

Total amounts due to related parties	18,425,000	3,512,515

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the nine months ended September 30, 2012 and 2013, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Wages and salaries	3,077,344	3,773,820
Employment benefits	215,926	214,210
Share-based payments	3,208,689	6,982,323

Total compensation paid to key management personnel	6,501,959	10,970,353

15.	Events after the reporting period

On October 1, 2013, the Company granted 40,000 RSUs to a director under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the Grant Date each year within four years of the award. The fair value of services received in return for RSUs granted was measured by reference to the fair value of the RSUs granted, which was based on the closing price of the Company’s publicly traded ordinary shares of the grant date.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

15.	Events after the reporting period (continued)

In November 2013, the Company entered into a framework agreement to establish a joint venture with Kelley Blue Book, www.kbb.com, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China. The joint venture is expected to draw on the Company’s deep understanding of the local market and solid customer base within China’s used car market, Kelley Blue Book’s 87-year history of providing vehicle values, and CADA’s unique position in the industry, as well as its exclusive access to extensive data on China’s used car market. The joint venture is intended to provide nationwide used vehicle valuation services on the internet or via mobile applications to consumers, automakers and auto dealers, as well as insurance, finance and other automotive-related companies that seek used vehicle valuations.

16.	Approval of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors on November 25, 2013.

PART II

Information Not Required in Prospectus

Item 8. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against conduct amounting to willful default, willful neglect, fraud or dishonesty, for example, civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, willful default or fraud.

Pursuant to the indemnification agreements, the form of which has been filed as Exhibit 10.10 to our registration statement on F-1 (file no. 333-179581), as amended, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9. Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

Item 10. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities. The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on November 25, 2013.

By:	/s/ Bin Li
Name: Bin Li
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Bin Li and Xuan Zhang, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-3 (and any and all additional registration statements, including registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 25, 2013.

Signature	Title

/s/ Bin Li	Chairman and Chief Executive Officer (principal executive officer)
Bin Li

/s/ Xuan Zhang	Chief Financial Officer (principal financial and accounting officer)
Xuan Zhang

/s/ Jingning Shao	Director
Jingning Shao

/s/ Dollas S. Clement	Director
Dollas S. Clement

/s/ Erhai Liu	Director
Erhai Liu

/s/ Yu Long	Director
Yu Long

/s/ Sidney Xuande Huang	Director
Sidney Xuande Huang

/s/ Weihai Qu	Director
Weihai Qu

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Bitauto Holdings Limited, has signed this registration statement or amendment thereto in New York, on November 25, 2013.

By:	/s/ Diana Arias
Name: Diana Arias
Title: Senior Manager
Law Debenture Corporate Services Inc.

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

4.1	Specimen ordinary share certificate representing our ordinary shares, incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1, as amended, filed with the SEC (File No. 333-170238) on October 29, 2010.

4.2	Form of Deposit Agreement, incorporated herein by reference to Exhibit (a) to our registration statement on Form F-6 filed with the SEC (File No. 333-170313) on November 3, 2010.

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered.

8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax matters

8.3	Opinion of Han Kun Law Offices regarding certain PRC tax matters

23.1	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm.

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.1).

23.3	Consent of Han Kun Law Offices (included in Exhibit 8.3)

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.5	Consent of iResearch

24.1	Power of attorney (included on signature page hereof).

*	To be filed by amendment.